082-34867

TRINIDAD DRILLING LTD

TDG

November 6th, 2008

08005955

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated November 6, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

PROCESSED
NOV 25 2008
THOMSON REUTERS

TRINIDAD DRILLING LTD

TDG

FOR IMMEDIATE RELEASE: Thursday, November 6, 2008
TSX SYMBOL: TDG and TDG.DB

TRINIDAD DRILLING LTD. REPORTS STRONG THIRD QUARTER AND YEAR-TO-DATE 2008 RESULTS; HIGH UTILIZATION AND GROWING FLEET DRIVE RECORD REVENUE AND EBITDA

Trinidad Drilling Ltd. ("Trinidad" or the "Company") reported strong operating and financial results for the third quarter and first nine months of 2008. The Company maintained its record breaking trend with revenue, net earnings before interest, taxes, depreciation and gain or loss on sale of long-term assets (EBITDA) and cash flow from operations before changes in non-cash working capital all reaching record levels in the third quarter, following record results recorded in the first two quarters of 2008. The combination of Trinidad's growing inventory of drilling rigs, geographically diversified operations and high-tech, deeper-capacity fleet provided the foundation for these strong operational and financial results.

"We built Trinidad with a long-term vision in mind. We understand the cyclical nature of our environment and have built a company that is agile enough to identify and capture opportunities when they arise, but that can also withstand the inevitable downturns in the market," said Lyle Whitmarsh, Trinidad's President and Chief Executive Officer. "The key to our strategy is providing the right equipment and exceptional performance for our customers. We have assembled an outstanding fleet of high-quality, modern rigs that are perfectly suited to unconventional drilling where activity levels remain strong. Our customers are eager to have access to this equipment and have contracted a significant portion of our fleet with long-term, take-or-pay contracts. These strengths show through in our results and have allowed Trinidad to continually post industry-leading utilization levels and record financial results to date in 2008. Despite the current uncertainty in the financial and commodity markets, we believe that Trinidad is well positioned to perform strongly and activity levels in both Canada and the US continue to look encouraging."

THIRD QUARTER AND YEAR-TO-DATE HIGHLIGHTS

(Quarter-over-quarter and year-to-date comparatives all relate to the comparable period in 2007)

- Revenue reached record levels of $191.7 million for the third quarter of 2008 and $552.5 million year-to-date, up 18.2% and 14.2%, respectively, largely due to growth through acquisitions, internal rig construction programs, higher utilization rates and our successful expansion into the US.
- Trinidad's third quarter 2008 drilling utilization rate of 63% in Canada substantially exceeded the industry average of 48%. The US drilling operations continued to report strong activity levels with utilization of 85%. Year-to-date, Trinidad's Canadian drilling utilization rate was 55% compared to the industry average of 41%, while the US operation's utilization averaged 86%.
- Cash flow from operations before changes in non-cash working capital was $51.5 million ($0.53 per share (diluted)), in the third quarter of 2008 and $149.3 million ($1.67 per share (diluted)) year-to-date, up 10.9% and 4.6%, respectively. These record levels were achieved primarily through the increased rig fleet, the expanded US operations and a continued focus on cost control.
- Net earnings in the third quarter of 2008 were $20.4 million ($0.21 per share (diluted)) and $60.4 million ($0.68 per share (diluted)) year-to-date, up 35.4% for the quarter and down 1.9% on a year-to-date basis, largely due to higher recertification costs incurred in the period, interest expense and depreciation costs.
- During the third quarter, Trinidad laid the foundation for the redeployment of five existing Canadian rigs into higher dayrate and utilization areas. A new operating area was established into the Chicontepec field in central eastern Mexico, where three rigs will be moved in the fourth quarter of 2008. In addition, two rigs were moved into the US, one to the Bakken play in North Dakota and one to add to the Company's growing fleet in the Haynesville Shale in Louisiana. All rigs are under contract to work at 100% utilization during the period of their respective contracts.

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three and nine months ended September 30, 2008, and its outlook based on information available as at October 31, 2008. The MD&A is based on the Trinidad Drilling Ltd. ("Trinidad" or the "Company") unaudited interim consolidated financial statements for the period ended September 30, 2008, which were prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The MD&A should be read in conjunction with the audited consolidated financial statements of Trinidad Energy Services Income Trust (the "Trust") for the year ended December 31, 2007. Additional information is available on Trinidad's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, are available through SEDAR (www.sedar.com). As a result of Trinidad's conversion from an income trust to a corporation, effective March 10, 2008, references to the "Company", "shares", the "Incentive Options Plan" and "options" should be read as references to the "Trust", "units", "Unit Rights Incentive Plan" and "rights", respectively, for the periods prior to March 10, 2008. All amounts are denominated in Canadian dollars unless otherwise identified.

FINANCIAL HIGHLIGHTS

($ thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	**2008**	2007
Revenue	**191,687**	162,183	**552,517**	483,888
Gross margin (1)	**73,093**	70,443	**225,286**	205,999
EBITDA (1)	**67,150**	54,299	**195,703**	161,390
Per share (diluted) (1)	**0.69**	0.64	**2.19**	1.56
EBITDA before stock-based compensation (1)	**68,347**	54,807	**197,202**	163,344
Per share (diluted) (1)	**0.71**	0.64	**2.20**	1.58
Cash flow from operations before change in non-cash working capital (1)	**51,538**	46,456	**149,250**	142,619
Per share (diluted) (1)	**0.53**	0.55	**1.67**	1.42
Cash flow from operations	**17,754**	48,388	**149,703**	122,450
Per share (diluted)	**0.18**	0.57	**1.67**	1.23
Net earnings	**20,373**	15,043	**60,426**	61,627
Per share (basic)	**0.21**	0.18	**0.68**	0.73
Per share (diluted)	**0.21**	0.18	**0.67**	0.65
Net earnings before stock-based compensation (1)	**21,570**	15,551	**61,925**	63,581
Per share (diluted) (1)	**0.22**	0.18	**0.69**	0.66
Shares outstanding – basic (weighted average) (2)	**96,289,155**	83,989,145	**89,021,557**	83,917,739
Shares outstanding – diluted (weighted average) (2)	**96,869,702**	85,140,262	**89,551,403**	103,605,851

(1) Readers are cautioned that gross margin, EBITDA, EBITDA before stock-based compensation, cash flow from operations before change in non-cash working capital and net earnings before stock-based compensation and the related per share information do not have a standardized meaning prescribed by GAAP – See "Non-GAAP Measures".

(2) Basic shares include the weighted average number of shares outstanding over the period. Diluted shares include the weighted average number of shares outstanding over the period and the dilutive impact, if any, of the deemed conversion of convertible debentures and the number of shares issuable pursuant to the Incentive Option Plan. Interest expense incurred on the dilutive convertible debentures is added back to net earnings, net earnings before stock-based compensation, cash flow from operations and cash flow from operations before change in non-cash working capital for the diluted per share calculation.

OPERATING HIGHLIGHTS	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	**2008**	2007
Land Drilling Market				
Operating days – drilling				
Canada	**3,411**	2,718	**9,162**	7,699
United States	**3,861**	3,305	**11,319**	8,713
Rate per drilling day (CDN$)				
Canada	**21,772**	21,746	**22,989**	24,156
United States (1)	**22,668**	23,265	**21,996**	24,460
Utilization rate – drilling				
Canada	**63%**	47%	**55%**	45%
United States	**85%**	85%	**86%**	86%
CAODC industry average	**48%**	39%	**41%**	38%
Number of drilling rigs				
Canada	**60**	63	**60**	63
United States	**50**	43	**50**	43
Utilization rate for service rigs	**49%**	46%	**46%**	35%
Number of service rigs	**20**	20	**20**	20
Number of coring and surface casing rigs	**20**	20	**20**	20
Barge Drilling Market (2)				
Operating days	**305**	352	**938**	352
Rate per drilling day (CDN$)	**40,678**	51,904	**43,208**	51,904
Utilization rate (3)	**83%**	100%	**93%**	100%
Number of barge drilling rigs	**1**	1	**1**	1
Number of barge drilling rigs under Bareboat Charter Agreements	**3**	3	**3**	3

(1) In US dollars, dayrates remained relatively static, increasing marginally from $21,978 in the third quarter of 2007 to $22,049 in the third quarter of 2008.
(2) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007.
(3) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation.

FORWARD-LOOKING STATEMENTS

The MD&A contains certain forward-looking statements relating to Trinidad's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. Trinidad believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A and Trinidad does not intend, and does not assume any obligation, to update these forward-looking statements, subject to its obligations under appropriate regulations.

NON-GAAP MEASURES

This MD&A contains references to the terms "cash flow from operations before change in non-cash working capital" to provide information for shareholders regarding Trinidad's liquidity and ability to generate cash to finance operations and assist management in assessing Trinidad's ability to finance operational and capital expenditures; "EBITDA" to refer to net earnings before interest, taxes, depreciation and gain or loss on sale of long-term assets; "EBITDA before stock-based compensation" to refer to EBITDA plus stock-based compensation; "gross margin" to refer to revenue less operating expenses; "net earnings before stock-based compensation" to refer to net earnings plus stock-based compensation; and "net debt" to refer to Trinidad's long-term debt less its working capital position which is indicative of the overall indebtedness of the Company, all of which Trinidad believes are measures followed by the investment community and therefore provide useful information. The terms "cash flow from operations before change in non-cash working capital", "EBITDA", "EBITDA before stock-based compensation", "gross margin", "net earnings before stock-based

compensation", "net debt" and associated per share data are not measures recognized by GAAP and do not have standardized meaning prescribed by GAAP and accordingly may not be comparable to similar measures presented by other companies. However, Trinidad computes "cash flow from operations before change in non-cash working capital", "EBITDA", "EBITDA before stock-based compensation", "gross margin", "net earnings before stock-based compensation" and "net debt" on a consistent basis for each reporting period.

The following is a reconciliation of net earnings to EBITDA:

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	**2008**	2007	**2008**	2007
Net Earnings	**20,373**	15,043	**60,426**	61,627
Plus:				
Interest on long-term debt	**4,810**	7,174	**18,200**	25,284
Interest on convertible debentures	**8,819**	8,302	**26,158**	8,302
Depreciation	**23,970**	20,190	**68,471**	53,279
(Gain) loss on sale of assets	**(3)**	31	**(320)**	238
Income taxes	**9,181**	3,559	**22,768**	12,660
EBITDA	**67,150**	54,299	**195,703**	161,390

OVERVIEW

Despite the significant commodity and financial market turbulence subsequent to quarter-end, during the third quarter of 2008 Trinidad achieved strong operational performance and meaningful signs of momentum for the drilling industry became evident for the first time in nearly two years. Even with fluctuating oil and natural gas prices over the quarter, rig utilization in both Canada and the United States ("US") showed encouraging results. Many oil and natural gas exploration and production companies were able to leverage general commodity price strength into positive impacts on their drilling programs as project economics showed continued stability, which resulted in higher activity levels for Trinidad in both Canada and the US as compared to the same time period of 2007.

Trinidad's revenue for the quarter grew by 18.2% and year-to-date by 14.2% as compared to 2007, which was directly attributable to increased operating days, rig utilization and stability in dayrates in both Canada and the US land drilling segments. These factors helped to drive incremental net earnings of 35.4% for the quarter to $20.4 million or $0.21 per share (diluted) in comparison to $15.0 million or $0.18 per share (diluted) in the same period of 2007. On a year-to-date basis, net earnings for Trinidad were $60.4 million or $0.67 per share (diluted), down by 1.9% as compared to last year. However, the 1.9% decline shows the significant improvement and the strength of the third quarter given that net earnings year-over-year were down 14.0% at the end of the second quarter. Despite the top-line revenue increases year-to-date, in 2008 overall net earnings declined mainly as a result of higher recertification costs and higher interest, depreciation, and reorganization expenses. Recertifications required on Trinidad's Canadian fleet were shifted into the third quarter of 2008, in comparison with the second quarter in 2007, and $2.5 million of refurbishment work completed on some of the older US rigs had a negative impact on both gross margin and net earnings for the period. Additionally, increased interest expense was due to the issuance of convertible debentures in connection with the Axxis acquisition in the second half of 2007 and depreciation increased as a result of growth in the number of drilling days in both Canada and the US. Furthermore, one-time reorganization costs for Trinidad's conversion from an income trust to a corporation were incurred in 2008. These increases were partly offset by an unrealized foreign exchange gain of $10.4 million on US denominated intercompany balances in comparison to the loss of $12.3 million in the prior year.

During the quarter, Trinidad made two key announcements in relation to rig moves from Canada to the US and Mexico. Trinidad redeployed two rigs from Canada to the US, one to the Haynesville Shale in Louisiana and the other to the Bakken Shale in North Dakota, representing a continuation of our strategy in terms of expanding our reach and gaining exposure into new markets. Both rigs were operational in August 2008, and are under long-term, take-or-pay contracts with guaranteed 100% utilization, adding to our secured revenue base with approximately 45% of the Company's fleet now under long-term contracts. As well, Trinidad announced that three rigs will be redeployed from Canada to Mexico. These rigs will operate in the Chicontepec basin in Mexico, which is the country's largest certified hydrocarbon resource play where drilling activity has been steadily increasing since the early 1970's. These three initial rigs are expected to be operational by the end of November 2008, and are contracted in

US dollars for 100% utilization for an initial term of six months, with an option for a six month extension. The operator has agreed to pay the costs associated with relocating the rigs into Mexico and returning the rigs to Canada at the end of the contracted period, if required. It is however anticipated that these rigs will remain in Mexico for the foreseeable future. This expansion into Mexico continues to demonstrate Trinidad's commitment to redeploy rigs from a highly seasonal and increasingly under-utilized capacity base to markets where higher utilization rates are expected to be realized as demand for high quality deep capacity rigs is strong.

Trinidad's overall strategy to diversify its operations to include rigs of deeper depths, as well as its continued expansion within the US market, has continued to add stability to the Company's overall cash flow. Trinidad has a newer fleet, a strong pipeline of new rigs coming mostly from our own manufacturing segment and over half of the Company's cash flow is derived from the US market, which provides a balanced and steady platform for Company operations. Trinidad continues to grow through its active drilling rig construction programs and deployment into the US and international markets where contracts are predominantly three to five years with 100% utilization. In Canada, the contracts have enabled Trinidad to maintain utilization levels of 55% year-to-date, exceeding industry utilization levels by 34.1%, and in the US utilization levels have been maintained at 86% thus far in 2008. Upon completion of our announced rig build programs, Trinidad will have 126 land drilling rigs, with just over half located in the US, four inland barge drilling rigs based in the Gulf of Mexico, 26 well servicing rigs, 20 preset and coring rigs and three rigs based in Mexico, all in service by the end of 2009. Growth and sustainability continue to be Trinidad's primary focus by driving strong returns for our shareholders.

QUARTERLY ANALYSIS *($ millions except per share and operating data)*	**2008**			2007				2006	
	Q3	**Q2**	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3
Financial Highlights									
Revenue	**191.7**	**141.2**	**219.7**	145.8	162.2	115.5	206.2	161.9	150.6
Gross margin	**73.1**	**53.8**	**98.4**	58.8	70.5	42.6	93.0	74.9	66.9
Net earnings	**20.4**	**1.1**	**38.9**	17.9	15.0	4.7	41.9	31.3	31.6
Depreciation	**24.0**	**20.5**	**24.0**	19.0	20.2	14.8	18.3	15.4	14.0
(Gain) loss on sale of assets	**-**	**(0.2)**	**(0.1)**	0.2	-	0.1	0.1	0.1	(2.0)
Stock-based compensation	**1.2**	**0.1**	**0.2**	0.4	0.5	0.7	0.8	1.8	0.7
Future income tax expense (recovery)	**10.3**	**2.5**	**9.4**	(7.8)	3.3	(3.1)	10.2	6.2	4.6
Effective interest on financing costs	**1.1**	**1.1**	**1.1**	1.1	1.1	0.4	0.3	-	-
Accretion on convertible debentures	**1.2**	**1.2**	**1.1**	1.2	1.0	-	-	-	-
Unrealized foreign exchange (gain) loss	**(6.6)**	**0.9**	**(4.1)**	0.2	5.3	5.8	1.2	(0.1)	-
Other	**-**	**-**	**-**	-	-	-	-	-	0.1
Cash flow from operations before change in non-cash working capital	**51.6**	**27.2**	**70.5**	32.2	46.4	23.4	72.8	54.7	49.0
Net earnings per share (diluted)	**0.21**	**0.01**	**0.44**	0.21	0.18	0.05	0.49	0.37	0.38
Cash flow from operations before change in non-cash working capital per share (diluted)	**0.53**	**0.31**	**0.75**	0.38	0.55	0.27	0.86	0.65	0.57

	2008			2007				2006	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Operating Highlights									
Land Drilling Market									
Operating days – drilling									
Canada	**3,411**	**1,742**	**4,009**	2,135	2,718	1,165	3,817	3,163	3,358
United States	**3,861**	**3,783**	**3,675**	3,399	3,305	2,944	2,464	2,105	1,891
Rate per drilling day (CDN$)									
Canada	**21,772**	**23,219**	**24,517**	23,631	21,746	23,527	26,063	26,328	23,083
United States (1)	**22,668**	**21,565**	**21,735**	21,404	23,265	24,927	25,506	24,621	24,042
Utilization rate – drilling									
Canada	**63%**	**31%**	**72%**	37%	47%	20%	69%	61%	64%
United States	**85%**	**87%**	**87%**	83%	85%	88%	85%	85%	85%
CAODC industry average	**48%**	**20%**	**56%**	37%	39%	17%	59%	47%	57%
Number of drilling rigs									
Canada	**60**	**62**	**62**	64	64	64	63	60	59
United States	**50**	**48**	**48**	46	43	38	37	31	26
Utilization for service rigs	**49%**	**29%**	**62%**	57%	46%	23%	73%	64%	68%
Number of service rigs	**20**	**20**	**20**	20	20	21	20	18	18
Number of coring and surface casing rigs	**20**	**20**	**20**	20	20	17	17	17	17
Barge Drilling Market (2)									
Operating days	**305**	**361**	**272**	352	352	-	-	-	-
Rate per drilling day (CDN$)	**40,678**	**41,500**	**48,128**	47,536	51,904	-	-	-	-
Utilization rate	**83%**	**100%**	**98% (3)**	96%	100%	-	-	-	-
Number of barge drilling rigs	**1**	**1**	**1**	1	1	-	-	-	-
Number of barge drilling rigs under Bareboat Charter Agreements	**3**	**3**	**3**	3	3	-	-	-	-

(1) In US dollars, dayrates remained relatively static and fluctuations are the result of changes in US currency rates.
(2) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007.
(3) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation.

Trinidad's revenue has continued to grow since 2006 as a result of acquisitions, the continued deployment of rigs under rig construction programs that were initiated in 2005 and the strong market conditions that were present in early 2006. Net earnings and per share data were strong throughout 2006 and the first quarter of 2007 as the market activities allowed for the Company to realize growth through its expansion into new markets and its rig diversification. Towards the end of 2006 and throughout 2007, Canadian drilling operations faced declining market conditions as a result of lower commodity prices and concerns over high natural gas storage levels. Canadian dayrates decreased due to these conditions and the industry experienced lower utilization levels from the second quarter of 2007 onwards, in comparison to the same period in the prior year. The market downturn in Canadian drilling during the second quarter of 2007, as well as unrealized foreign exchange losses throughout the period due to declines in the US currency, caused a decrease in net income and the related per share data to the end of 2007. The third quarter of 2008 has continued to show signs of improvement in both the western Canadian and US drilling markets as dayrates and utilization levels continued to improve. Upward momentum in Trinidad's operations has been evident throughout 2008 as reflected in the growth in the Company's EBITDA; however, higher interest expense, depreciation expense, reorganization costs and future income taxes have negatively impacted earnings this year.

Quarterly revenues continued to be impacted by the seasonal conditions present in the western Canadian drilling operations as a result of a significant portion of the overall drilling fleet operating in this market. This seasonality resulted in strong Canadian revenue in the first quarters as oil and natural gas companies took advantage of frozen conditions, slower second quarters due to spring break-up conditions and third and fourth quarters which were more representative of normal operating conditions. The expansion into the US market which has been ongoing since the end of 2005 has partially mitigated the impact of the seasonal conditions on the overall results of the Company.

RESULTS FROM OPERATIONS

Canadian Drilling Operations

($ thousands except percentages and operating data)	Three months ended September 30, 2008	2007	% Change	Nine months ended September 30, 2008	2007	% Change
Revenue	**82,680**	67,656	22.2	**259,125**	233,991	10.7
Operating expense	**52,100**	40,999	27.1	**154,751**	142,111	8.9
Gross margin	**30,580**	26,657	14.7	**104,374**	91,880	13.6
Gross margin percentage	**37.0%**	39.4%		**40.3%**	39.3%	
Operating days – drilling	**3,411**	2,718	25.5	**9,162**	7,699	19.0
Rate per drilling day (CDN$)	**21,772**	21,746	0.1	**22,989**	24,156	(4.8)
Utilization rate – drilling	**63%**	47%	34.0	**55%**	45%	22.2
CAODC industry average	**48%**	39%	23.1	**41%**	38%	7.9
Number of drilling rigs	**60**	63	(4.8)	**60**	63	(4.8)
Utilization rate for service rigs	**49%**	46%	6.5	**46%**	35%	31.4
Number of service rigs	**20**	20	-	**20**	20	-
Number of coring and surface casing rigs	**20**	20	-	**20**	20	-

Following the seasonably softer second quarter, Canadian drilling operations rebounded strongly with third quarter revenues, gross margin, operating days and utilization rates increasing as compared to both the prior quarter and the same period of 2007. Despite Trinidad decreasing the number of drilling rigs available within its Canadian segment, strong overall utilization drove incremental revenue and gross margin for the quarter. Market fundamentals including commodity prices showed relative strength over the period increasing overall demand which allowed Trinidad to successfully utilize its modern rig fleet to meet customers' growing demand. However, volatility witnessed in the marketplace over the past few months in relation to commodity prices could have significant impact on the oil and natural gas industry moving forward with respect to project economics and 2009 capital budget spending.

Higher operating days and rig utilization in Trinidad's Canadian operations in the third quarter increased revenue by $15.0 million or 22.2% from $67.7 million in 2007 to $82.7 million in 2008, despite the reduction in the number of rigs available at relatively static dayrates. Furthermore, year-to-date revenue also increased by $25.1 million or 10.7%, driven through a 19.0% increase in operating days along with a 22.2% increase in utilization as compared to the nine months ended September 30, 2007. Moving from the seasonal lows encountered in the second quarter, the third quarter saw overall increases in the active drilling rig count in the Western Canadian Sedimentary Basin ("WCSB"). Active rig count was 23.1% higher than the levels seen in the third quarter of 2007, and Trinidad exceeded the industry by 31.2%. In addition, the Company also surpassed 2007 utilization levels by 34.0% as a result of stronger commodity pricing in the quarter strengthening the demand for drilling activities. Earlier in the year, the active rig count in the industry was in line with the relatively low levels encountered in 2007, but since the second quarter of 2008, the active rig count has since surpassed 2007 levels and was 19% higher in September 2008 as compared to the same month in 2007. Trinidad believes this to be a positive sign for the industry moving forward into the fourth quarter of this year; however, the Company continues to maintain a conservative outlook given the current economic conditions.

Another factor that produced positive results for Trinidad was the increased well completion activity in the WCSB, which resulted in stronger year-over-year activity in the third quarter for the first time in the past seven quarters. As per the CAODC, there were 4,683 wells reported as completed in the third quarter this year, representing a 13.4% improvement from the 4,128 wells reported as completed in the comparable period of 2007. Additionally, the year-over-year decline of 3% in natural gas well completions was more than offset by a 31% increase in oil well completions. Directional and horizontal drilling continued to be the theme in the WCSB in the third quarter of 2008 with the number of non-vertical wells drilled increasing by over 20% as compared to the same time period of 2007, while the easier vertical wells drilled were down over 10% year-over-year. These more technically challenging wells increased to 45% of the total wells drilled in the quarter compared to 37% in the third quarter of 2007 indicating the shift towards directional drilling and demonstrating the increasing amounts of capital being deployed by producers towards the unconventional resource plays in the WCSB. This trend bodes well for Trinidad, as the Company's Canadian rig fleet offers customers these

complex and deep-drilling capabilities. This trend has allowed Trinidad to outperform industry utilization by 31.3% for the quarter and 34.1% through the first nine months of 2008. Finally, growth in revenue is also attributable to the longer-term duration of our deeper drilling projects, which are not as subject to the short-term fluctuations in commodity prices as shallow drilling projects tend to be. Producers operating in deeper plays typically have longer timelines both in terms of capital outlays as well as cash flows, which in turn renders deeper drilling fleets more defensive in terms of utilization when commodity prices retreat.

Operating costs for the quarter were $52.1 million, which represents an increase of $11.1 million or 27.1% as compared to the same time period of 2007. This increase was the result of stronger revenues as well as a larger number of recertification projects completed during the quarter, thus increasing overall operating expense. In 2007, the majority of recertifications were completed during the first-half of the year, predominately in the second quarter. However, in 2008, a significant portion of this maintenance was delayed as rigs were under contract and maintenance was not yet required, inevitably shifting these expenses into the third quarter. This is consistent with the year-over-year trend where revenues increased by 10.7% in comparison with only an 8.9% increase in operating expenses. As well, fuel costs also increased overall operating costs over the period; however, the majority of these costs were recovered from the operators, allowing Trinidad to maintain year-to-date margins at a level comparable with the prior period. Currently, Trinidad records third-party revenue and fuel costs on a gross basis; however, if these costs and subsistence were reported net of revenue the gross margin percentages would be 42.8% for the three months ended September 30, 2008 and 45.7% year-to-date.

The well servicing division also had a strong quarter with utilization rates increasing to 49% from 46% in the prior year. Higher commodity prices and increased activity in Canadian drilling facilitated stronger results in this division. However, increased competition has also reduced rates on a year-to-date basis resulting in slight declines in revenue and margins in comparison with 2007. Overall, industry activity levels have remained moderately stable during the period relative to the prior year and Trinidad remains bullish on prospects for its well servicing division in light of increased completion, work-over and abandonment activity expected over the next several years, coupled with minor equipment expansion industry wide.

United States Drilling Operations

($ thousands except percentages and operating data)	Three months ended September 30, 2008	2007	% Change	Nine months ended September 30, 2008	2007	% Change
Revenue	**92,661**	83,771	10.6	**262,944**	220,005	19.5
Operating expense	**53,350**	42,798	24.7	**149,231**	112,159	33.1
Gross margin	**39,311**	40,973	(4.1)	**113,713**	107,846	5.4
Gross margin percentage	**42.4%**	48.9%		**43.2%**	49.0%	
Land Drilling Rigs						
Operating days – drilling	**3,861**	3,305	16.8	**11,319**	8,713	29.9
Rate per drilling day (CDN$) (1)	**22,668**	23,265	(2.6)	**21,996**	24,460	(10.1)
Utilization rate – drilling	**85%**	85%	-	**86%**	86%	-
Number of drilling rigs	**50**	43	16.3	**50**	43	16.3
Barge Drilling Rigs (2)						
Operating days – drilling	**305**	352	(13.4)	**938**	352	166.5
Rate per drilling day (CDN$)	**40,678**	51,904	(21.6)	**43,208**	51,904	(16.8)
Utilization rate – drilling (3)	**83%**	100%	(17.0)	**93%**	100%	(7.0)
Number of barge drilling rigs	**1**	1	-	**1**	1	-
Number of barge drilling rigs under Bareboat Charter Agreements	**3**	3	-	**3**	3	-

(1) In US dollars, dayrates remained relatively static, increasing marginally from $21,978 in the third quarter of 2007 to $22,049 in the third quarter of 2008.
(2) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007.
(3) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation.

Trinidad's US drilling operations had another successful quarter, posting strong growth in revenue and operating days for both the three and nine months ending September 30, 2008. One of the key strategies implemented by Trinidad over the past few years has been to diversify the Company's

business segments and geographical base. With the continued expansion into the US marketplace, along with the recent announcement pertaining to additional rig deployments into Mexico, Trinidad has been successful with this risk mitigation strategy. Trinidad's growing US operations have allowed the Company to gain traction with its customers and make meaningful strides in establishing a high quality reputation through its assets, people and commitment to clients' highly specific requirements. This coupled with a less seasonal drilling environment in the US, has provided Trinidad and its shareholders with strong financial results in this marketplace, which will continue to be an area of stability and growth for Trinidad moving forward.

Revenue for the third quarter of 2008 increased by 10.6% to $92.7 million from $83.8 million in the comparable period of 2007 and year-to-date increased to $262.9 million, a 19.5% increase as compared to the nine months ending September 30, 2007. Growth in revenue resulted from the expansion of the US fleet, which increased by seven rigs year-over-year, inclusive of an additional two rigs that were transferred from Trinidad's Canadian drilling fleet to the US fleet during the quarter. These seven additional rigs contributed to an increase in the number of operating days at relatively consistent US dollar dayrates in comparison to the prior year. In addition, the deployment of more rigs committed under long-term, take-or-pay contracts operating year-over-year added to the overall operations. Average dayrates in Canadian dollars declined 2.6% quarter-over-quarter and 10.1% year-to-date due entirely to foreign exchange as a result of the declining strength of the US dollar. In US dollars, average dayrates remained relatively static increasing marginally from US$21,978 for the third quarter of 2007 to US$22,049 for the same period in 2008.

Operating expenses for the quarter increased from $42.8 million to $53.4 million, reducing overall gross margins from 48.9% to 42.4% and year-to-date increased 33.1% to $149.2 million, reducing gross margins to 43.2% from 49.0%. The growth in operating expenses was partially attributable to increases in revenue throughout the first nine months of 2008, but overall increases in operating costs exceeded the growth in revenue, reducing gross margin percentage on both a quarter-over-quarter and year-to-date basis. The decline in gross margin is primarily a result of several US rigs being temporarily taken out of service in the quarter due to refurbishment work completed over the period. Costs for these refurbishments were charged to operating expenses and there was no associated revenue for this downtime, ultimately reducing Trinidad's US gross margin. Total costs incurred for these refurbishments were approximately $2.5 million which ultimately reduced gross margins by 2.7% for the quarter and 0.9% year-to-date. Without the impact of these refurbishments gross margin and gross margin percentage for the quarter would have been $43.1 million and 45.9%, respectively, excluding the loss on the Bareboat Charter, as compared to $40.0 million and 48.3%, respectively, for the same time period of 2007. The expectation moving forward is that the Company will see a future benefit from these refurbishments by way of improved marketability and operating efficiency. In addition, expenses related to employing additional field supervisors to manage the growing US fleet and improved safety requirements in this segment also increased overall operating expenses.

Trinidad's barge drilling rigs had a softer quarter with operating days, rates per drilling day and utilization all decreasing as compared to the same period of 2007. Overall softening in the barge market over the course of 2008 has continued to drive dayrates down by 16.8% year-to-date; however, the decline in dayrates has allowed Trinidad to continue to preserve market share and maintain valuable relationships with key customers placing the Company in a favourable position for when market conditions improve. Operating days for the quarter were impacted by a permit issue on one rig as the operator experienced delays in getting the appropriate permit necessary to move the rig onto location. Additionally, another key factor that impacted this market for the quarter was the hurricane season within the US Gulf of Mexico. Hurricanes Gustav and Ike impacted both drilling and production during the quarter in the Gulf of Mexico as barge drilling rigs needed to be shut down or stacked to weather the storms. Trinidad was specifically impacted by this given that it was in the midst of moving a barge rig onto another location, and the move was interrupted by hurricane Ike. As a result the new location was not accessible until subsequent to the storm, which therefore reduced the number of drilling days and prohibited Trinidad from charging the customer for this downtime. Moving forward, the impact from these hurricanes on the drilling market could have a favourable impact in relation to natural gas prices due to production shutdowns decreasing the deliverability of gas. Natural gas pricing in the US started to stabilize near the end of the quarter, which was caused by production outages as a result of the hurricanes keeping significant natural gas production off the market. Moving forward, we expect the barge rig segment to continue to be a key component of our success as this segment has added both asset and geographical diversification to Trinidad and continues to present a significant opportunity to expand into other jurisdictions.

During the quarter, Trinidad moved two rigs from Canada into the US under long-term, take-or-pay contracts for periods of three and five years, with guaranteed utilization rates of 100% during their respective contract terms. These rigs are expected to operate in the Haynesville Shale, Louisiana and

the Bakken Shale, North Dakota. Trinidad has a growing presence in the emerging Haynesville Shale play and following the completion of its rig build program, the Company expects to have at least 21 rigs operating in the area. Trinidad has been successful in the Canadian portion of the Bakken Shale play given the advanced technology and drilling techniques associated with its drilling fleet, positioning the Company well to drill in this market. This advanced technology has helped our customers with overall drilling efficiency and made their associated drilling programs more economically viable making this area an area of expected growth moving forward. Both rigs were operational in their new areas in August 2008. In addition, Trinidad announced the move of three existing rigs from Canada into the southern edge of the Chicontepec field in central eastern Mexico. These rigs represent Trinidad's initial entry into Mexico and are expected to be in place and operational by the end of November 2008. The rigs are contracted to work at a utilization rate of 100% for an initial term of six months, with a further six month extension option. The operator has agreed to pay the costs associated with relocating the rigs into Mexico and returning the rigs to Canada at the end of the contracted period, if required. It is anticipated that these rigs will remain in Mexico for the foreseeable future. This move into Mexico follows Trinidad's overall strategy of initially moving a small number of rigs into new areas of opportunity, developing a strong reputation locally through high performance and a customer-focused approach, and then expanding its operations. Trinidad's expansion into Mexico is in response to the strong demand for quality drilling equipment and growth in drilling programs planned for the area and also allows Trinidad to strategically redeploy rigs from a highly seasonal and increasingly under-utilized capacity base.

The focus in the US has been on several shale gas plays, including the Barnett, Bakken, Fayetteville, and Haynesville areas. Most of the US shale plays require state-of-the-art technology and fit-for-purpose rigs that enable deep horizontal drilling. Horizontal wells, while more expensive, result in higher well productivity utilizing powerful multi-stage fracturing spreads employed by pressure pumping companies. Trinidad has the capability to drill horizontally and directionally at these deeper requirements and has a strong presence in these key US emerging plays, which will help to provide strong returns from this market on an ongoing basis.

Construction Operations

	Three months ended September 30,			Nine months ended September 30,		
($ thousands except percentage data)	**2008**	2007	% Change	**2008**	2007	% Change
Revenue [(1)]	**44,791**	19,507	129.6	**85,923**	76,700	12.0
Operating expense [(1)]	**41,589**	16,694	149.1	**78,724**	70,427	11.8
Gross margin	**3,202**	2,813	13.8	**7,199**	6,273	14.8
Gross margin percentage	**7.1%**	14.4%		**8.4%**	8.2%	

(1) Includes inter-segment revenue and operating expenses of $28.4 million and $8.8 million for the three months ended September 30, 2008 and 2007, respectively and $55.5 million and $46.8 million for the nine months ended September 30, 2008 and 2007, respectively.

Revenue from construction operations increased by 129.6% from $19.5 million in the third quarter of 2007 to $44.8 million in 2008 and is currently 12.0% ahead of the prior year for the nine months ending September 30, 2008. Growth in the manufacturing division is due to the completion of $28.4 million of inter-segment construction work performed in the quarter as part of the current rig construction programs, in comparison with only $8.8 million in the same quarter of the prior year, as well as ongoing third party work. The increase of $19.6 million in inter-segment revenue quarter-over-quarter was as a result of the commencement of the 2008 drilling rig construction programs, of which Mastco will be constructing 13 of the 16 rigs currently planned. Trinidad is expecting to have three rigs available by the end of 2008, with the other 13 rigs to be deployed throughout 2009. Gross margin percentage decreased from 14.4% last year to 7.1% for the third quarter of 2008 due to the majority of revenue being generated from inter-segment work. Year-to-date revenue and gross margins have increased by 12.0% and 14.8%, respectively; however, variations are the result of fluctuations in the amount of inter-segment work performed over the respective periods, and third party revenues and gross margins remain static year-over-year.

Trinidad recently announced the acquisition of Victory Rig Equipment Corporation, a privately held oilfield equipment fabrication company, based in Red Deer, Alberta. Trinidad plans to combine all of its oilfield equipment manufacturing and construction businesses into one business that will retain the name Victory Rig Equipment Corporation ("Victory"), which will combine Victory's and Trinidad's existing construction operations. Victory provides an unmatched selection of patented and highly-effective drilling equipment including the newly developed Victory 200-535 ton top drive, which when combined with the existing manufacturing facilities will offer an extensive range of drilling solutions including innovative and

technically-advanced rigs capable of meeting the growing challenges in the oil and natural gas industry. The integration of the businesses into one division will provide a unique and seamless ability to deliver the complete cycle of drilling solutions from design, manufacturing and installation through to after-market services. Victory has designed and created some of the industry's most progressive oilfield equipment and this acquisition will allow Trinidad to bring these innovative and effective designs into its control allowing for a continued focus on first-class performance and results for its customers.

GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended September 30,			Nine months ended September 30,		
($ thousands except percentage data)	**2008**	2007	% Change	**2008**	2007	% Change
General and administrative expenses	**11,557**	10,242	12.8	**35,729**	30,372	17.6
% of revenue	**6.0%**	6.3%		**6.5%**	6.3%	

General and administrative expenses increased 12.8% to $11.6 million in the third quarter of 2008 from $10.2 million for the same period in 2007 and increased 17.6% to $35.7 million from $30.4 million for the nine months ending September 30, 2008 and 2007, respectively. As a percentage of revenue, general and administrative expenses for the quarter decreased from 6.3% to 6.0% and increased slightly as a percentage of revenue to 6.5% on a year-to-date basis. The continued expansion of Trinidad's business within the US has led to higher overhead expenses, which is the main driver for the increase for both the quarter and nine months ending September 30, 2008. However, despite the overall increase, Trinidad has continued to maintain general and administrative expenses as a percentage of revenue at relatively consistent levels with the prior year demonstrating its commitment and conservative focus on maintaining fixed administration spending year-over-year. Trinidad will continue to ensure growth for shareholders by creating internal efficiencies, centralizing certain required functions and integrating its management team.

Effective January 1, 2008, Trinidad reclassified several costs associated with field management, equipment insurance and property taxes on the US rigs into operating expenses from general and administrative expenses to better align the Company with current industry standards and allow for increased consistency amongst Trinidad's peer group. Comparative figures for 2007 have also been reclassified.

INTEREST

	Three months ended September 30,			Nine months ended September 30,		
($ thousands)	**2008**	2007	% Change	**2008**	2007	% Change
Interest on long-term debt	**4,390**	6,749	(35.0)	**16,940**	24,107	(29.7)
Effective interest on deferred financing costs	**420**	425	(1.2)	**1,260**	1,177	7.1
	4,810	7,174	(33.0)	**18,200**	25,284	(28.0)
Interest on convertible debentures	**6,937**	6,621	4.8	**20,595**	6,621	211.1
Effective interest on deferred financing costs	**661**	653	1.2	**1,979**	653	203.1
Accretion on convertible debentures	**1,221**	1,028	18.8	**3,584**	1,028	248.6
	8,819	8,302	6.2	**26,158**	8,302	215.1

During the first three quarters of 2007, Trinidad had a large portion of its debt facility drawn to fund its rig construction programs, which required intensive capital expenditures. The convertible debenture offering effective July 2007, proceeds from the equity financing completed June 2008 and cash flow from operations were used in the later part of 2007 and throughout 2008 to reduce the overall indebtedness of the Company. These cash sources reduced long-term debt levels significantly from $366.1 million on September 30, 2007 to $283.8 million on September 30, 2008, which in addition to reductions in the BA and LIBOR rates in 2008 as compared to 2007, has further reduced the interest on both the term and revolving facilities. Effective July 5, 2007, Trinidad completed the issuance of $354.3 million in convertible unsecured subordinated debentures in order to complete the acquisition of Axxis. Interest on the convertible debentures is paid semi-annually at a coupon rate of 7.75% and for the three months ended September 30, 2008, Trinidad recorded associated interest expense of $6.9 million. This is slightly higher than the three months ended September 30, 2007 as the convertible debentures were not outstanding for the entire period in 2007. The fixed interest rate on the convertible debentures has reduced Trinidad's exposure to interest rate fluctuations and further enhances cash flow stability. Additionally, Trinidad has the

option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date, but on redemption or maturity, Trinidad may elect to satisfy its obligation to repay the principal by issuing shares.

Total interest expense, inclusive of interest on long-term debt and interest on convertible debentures, has increased 32.1% year-over-year as a result of the convertible debentures being outstanding for the entire 2008 period versus only a portion of the 2007 period. Interest on the convertible debentures and the term facilities has continued to enhance cash flow stability as the cash drawn on these facilities has been invested in long-term capital assets that have been used to generate operating cash flow. Furthermore, repayment of the convertible debentures will not be required until July 2012 and at that time, at Trinidad's election, can be satisfied through the issuance of equity. Interest on the revolving facility is expected to rise as funds are drawn from the facility to fulfill the capital needs of the rig construction programs that were announced on May 20, 2008 and July 17, 2008, which will add a total of 16 land drilling rigs and six well servicing rigs.

STOCK-BASED COMPENSATION

	Three months ended September 30,			**Nine months ended September 30,**		
($ thousands)	**2008**	2007	% Change	**2008**	2007	% Change
Stock-based compensation	**1,197**	508	135.6	**1,499**	1,954	(23.3)

On March 10, 2008, Trinidad converted from a growth-oriented income trust to a growth-oriented, dividend-paying corporation. As a result of this arrangement, Trinidad's former Unit Rights Incentive Plan was rolled into the Incentive Option Plan (the "Plan"), which is used to assist officers, employees and consultants of Trinidad and its affiliates to participate in the growth and development of the Company. Trinidad uses the fair value method to calculate compensation expense associated with options granted under the Plan. Compensation expense is then recognized in earnings over the vesting period of the options granted with a corresponding increase in contributed surplus. As a result of applying the fair value method, stock-based compensation increased 135.6% from $0.5 million to $1.2 million as a result of the issuance of 823,810 options during the third quarter of 2008. The increase quarter-over-quarter is a result of no options being issued in the comparable period of 2007. Year-to-date, stock-based compensation expense was $1.5 million, representing a decline of 23.3% as compared to 2007, due to fewer options being issued in 2008.

FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended September 30,			**Nine months ended September 30,**		
($ thousands)	**2008**	2007	% Change	**2008**	2007	% Change
Foreign exchange (gain) loss	**(6,835)**	5,394	(226.7)	**(10,358)**	12,283	(184.3)

Trinidad's US operations have continued to grow and contributed significantly to the overall operations of the Company. As a result, upon consolidation Trinidad's US operations are considered to be self-sustaining and therefore, gains and losses due to fluctuations in the foreign currency exchange rates are recorded in Other Comprehensive Income ("OCI") on the balance sheet as a component of equity. However, gains and losses in the Canadian entity on US denominated intercompany balances continue to be recognized in the statement of operations. For the first nine months of 2008, Trinidad recognized a gain of $10.4 million in comparison with a loss of $12.3 million in 2007. The weakening of the Canadian dollar in the current period, in comparison with its strengthening over the same period in 2007, has resulted in Trinidad's Canadian division recognizing significant foreign exchange gains on intercompany balances with Trinidad's US operations. Further, significant growth in these intercompany balances as a result of the rig transfers that were completed from Canada to the US and rig construction programs that were funded through the Canadian revolving credit facility has caused foreign exchange fluctuations to become more pronounced. The $10.4 million gain corresponds to an equal and offsetting unrealized loss in the US subsidiary included in OCI.

DEPRECIATION

	Three months ended September 30,			Nine months ended September 30,		
($ thousands)	**2008**	2007	% Change	**2008**	2007	% Change
Depreciation	**23,970**	20,190	18.7	**68,471**	53,279	28.5
(Gain) loss on sale of assets	**(3)**	31	(109.7)	**(320)**	238	(234.5)

Depreciation increased 18.7% from $20.2 million in the third quarter of 2007 to $24.0 million in the same quarter of 2008. On a year-to-date basis depreciation expense also increased to $68.5 million, representing a 28.5% increase from the same time period of 2007. Changes in the composition of Trinidad's asset base through rig construction programs have resulted in the addition of drilling rigs with increased drilling depth; therefore incrementally adding to the capital cost of Trinidad's asset base. The change in the composition of the fleet has increased the depreciation rates per day in Canada to $2,982 year-to-date for 2008 as compared to $2,866 year-to-date for 2007, a $116 per day or 4.1% increase year-over-year. Higher depreciation rates on a year-to-date basis, coupled with utilization rate increases of 34.0% quarter-over-quarter and 22.2% year-over-year, has significantly increased the Canadian divisions depreciation despite the reduction of its rig count by three as compared to last year.

Depreciation in the US market also increased year-over-year as the rates per drilling day increased by 11.4% or US$347 from US$3,051 for the first nine months of 2007 to US$3,398 in 2008 as a result of higher cost of capital on the rigs released under the rig construction programs and the Axxis acquisition. As well, Trinidad's US land drilling division has increased its rig count by seven over last year, which has driven incremental drill days, thus increasing depreciation expense. The increased US dollar depreciation rate per drilling day year-over-year was offset almost entirely by decreasing Canadian / US foreign currency rates, resulting in the rates per drilling day in Canadian dollars remaining relatively static. However, despite the static depreciation rates in Canadian dollars the 29.9% increase in drill days year-to-date and 16.8% increase quarter-over-quarter did increase overall depreciation for the US operations. The Company expects the composition of its US division's assets to grow significantly over the next year, during which time 16 new rigs will be introduced, which will contribute to incremental depreciation expense and drill days moving forward.

The gain on sale of assets for the nine months ended September 30, 2008 was the result of the disposition of two properties owned by Trinidad which were not fully utilized, thereby allowing operations to be consolidated into other existing facilities. These gains were offset by smaller losses on the disposition of assets that were no longer being utilized, consistent with the prior period.

REORGANIZATION COSTS

	Three months ended September 30,			Nine months ended September 30,		
($ thousands)	**2008**	2007	% Change	**2008**	2007	% Change
Reorganization costs	**24**	-	-	**2,713**	-	-

On January 10, 2008, the Trust announced its intent to convert from a growth-oriented income trust to a growth-oriented, dividend-paying corporation, subject to unitholder and regulatory approval. On March 10, 2008, unitholders and holders of the exchangeable shares voted, and overwhelmingly approved, the conversion of the Trust into a public oil and natural gas services corporation retaining the name "Trinidad Drilling Ltd.". As a result of this reorganization Trinidad incurred one-time costs of $2.7 million relating to this conversion which included charges for shareholder communication, legal counsel, development and execution of fairness opinions and charges in relation to revising and updating necessary legal documents for Trinidad's new corporate structure. Trinidad believes it has incurred the majority of the charges in relation to the above conversion as of September 30, 2008.

INCOME TAXES

	Three months ended September 30,			Nine months ended September 30,		
($ thousands)	**2008**	2007	% Change	**2008**	2007	% Change
Current tax expense (recovery)	**(1,122)**	299	(475.3)	**575**	2,283	(74.8)
Future tax expense	**10,303**	3,260	216.0	**22,193**	10,377	113.9

The year-to-date current income tax expense of $0.6 million decreased by 74.8% from the same period in the prior year as a result of the reorganization completed at the beginning of 2008 to amalgamate the Company's surface casing and coring division into its drilling division. This amalgamation ultimately increased the tax shield the Company had on earnings from this smaller division allowing higher tax pools in the Canadian drilling division to shield earnings from drilling activity in the oil sands. As a result, no current taxes were recorded on these earnings in 2008, in comparison to approximately $1.0 million recorded in the same period of 2007. These savings were partially offset by increased revenues generated by a smaller manufacturing division, whose taxable earnings surpassed the allowable deductions creating a tax liability of $0.9 million in 2008 versus only $0.3 million over the same period in 2007. In addition, US withholding taxes of $0.8 million were paid on interest payments submitted from the US operations to Canada creating a current tax that will be used to offset the taxability of the Canadian operations through triggering a foreign tax credit. However, due to the tax loss position in the current period this deduction has created a further loss therefore triggering a future tax recovery. Furthermore, in the current quarter there was a significant decrease in current taxes from the US as a result of clearer interpretations of the rules surrounding the calculation of the Texas Margins Tax. This resulted in the reversal of $1.3 million of previously recognized taxes in the current quarter as it was determined that it was no longer appropriate, which caused the decrease of 475.3% in the current quarter over the same period in the prior year.

Future income tax expense increased year-over-year by $11.8 million or 113.9% and quarter-over-quarter by $7.0 million or 216.0%. The increase in future tax expenses is primarily as a result of the change from an income trust structure to a corporation, which eliminated the deduction that the Company previously had for distributions made to unitholders, subjecting the consolidated earnings of Trinidad to greater future tax liabilities. These increases were offset as a result of the decreasing future tax rates due to changes in the Federal Budget between the second quarter of 2007 and the current period.

NET EARNINGS AND CASH FLOW

	Three months ended September 30,			Nine months ended September 30,		
($ thousands except per share data)	**2008**	2007	% Change	**2008**	2007	% Change
Net earnings	**20,373**	15,043	35.4	**60,426**	61,627	(1.9)
Per share (diluted)	**0.21**	0.18	16.7	**0.67**	0.65	3.1
Cash flow from operations before change in non-cash working capital	**51,538**	46,456	10.9	**149,250**	142,619	4.6
Per share (diluted)	**0.53**	0.55	(3.6)	**1.67**	1.42	17.6
Cash flow from operations	**17,754**	48,388	(63.3)	**149,703**	122,450	22.3
Per share (diluted)	**0.18**	0.57	(68.4)	**1.67**	1.23	35.8

For the three months ended September 30, 2008, Trinidad's consolidated net earnings were $20.4 million, an increase of $5.3 million or 35.4% from $15.0 million in 2007. Net earnings increased quarter-over-quarter as a result of higher revenues due to increased Canadian utilization and additional rigs placed in service in the US. Both of these factors drove increases in operating days, which were accompanied by stable dayrates and helped to drive incremental gross margin and higher net earnings. As well, there was an unrealized foreign exchange gain due to strengthening of the US dollar during the quarter of $6.8 million, whereas in 2007 Trinidad recognized a loss of $5.4 million. Offsetting these gains was a decrease in gross margin given refurbishments completed on Trinidad rigs during the quarter in both Canada and the US, as well as an increase in depreciation given the increased number of operating days and rigs in the period. Lastly, income tax expense increased by $5.6 million quarter-over-quarter as a result of the elimination of the income trust tax structure, which has resulted in a higher effective tax rate and therefore increased tax expense.

Year-to-date, Trinidad recorded consolidated net earnings of $60.4 million, representing a decrease of $1.2 million or 1.9% as compared to the same period in 2007. This slight decline was primarily the result of reduced dayrates in the Canadian drilling segment during the first quarter of 2008 in comparison with 2007, as dayrates in the first quarter of 2007 represented a continuation of the stronger drilling market present in 2006. Incremental interest expense on the convertible debentures, higher depreciation and the incurrence of costs associated with the reorganization of Trinidad into a new corporate structure also contributed to the reduction year-over-year. However, these reductions were substantially offset through the overall growth in the Company's US operations, as well as the unrealized foreign exchange gain due to strengthening of the US dollar.

Cash flow from operations for the third quarter decreased by 63.3% from $48.4 million ($0.57 per share (diluted)) in 2007 to $17.8 million ($0.18 per share (diluted)) in 2008 and increased year-to-date by $27.3 million to $149.7 million. These fluctuations are the result of movements in non-cash working capital given increases in both the Company's accounts receivable and prepaids balances which were offset by increases in the accounts payable balance year-over-year. The increase in accounts receivable and accounts payable are due to increased activity for Trinidad during the quarter, while the increases in prepaids are due to deposits made on equipment for our current rig build construction program.

Cash flow from operations before changes in non-cash working capital for the third quarter increased by 10.9% from $46.5 million ($0.55 per share (diluted)) in 2007 to $51.5 million ($0.53 per share (diluted)) in 2008. Year-to-date cash flow from operations before changes in non-cash working capital also increased by $6.6 million, or 4.6%, to $149.3 million ($1.67 per share (diluted)) from $142.6 million ($1.42 per share (diluted)) for the same period in 2007. Growth on both a quarterly and year-to-date basis was primarily a result of increased revenue and gross margin given the strong quarter the Company had with increased operating days and utilization in Canada, along with increased operating days and drilling fleet in the US.

LIQUIDITY AND CAPITAL RESOURCES ***($ thousands except percentage data)***	**September 30, 2008**	December 31, 2007
Working capital	**93,698**	84,101
Current portion of long-term debt	**1,426**	1,679
Convertible debentures [1]	**321,467**	315,991
Long-term debt [1]	**282,333**	402,489
Total debt	**605,226**	720,159
Total debt as a percentage of assets	**36.6%**	48.1%
Net debt	**510,102**	634,379
Net debt as a percentage of assets	**30.9%**	42.4%
Total assets	**1,652,301**	1,497,156
Total long-term liabilities	**673,438**	764,102
Total long-term liabilities as a percentage of assets	**40.8%**	51.0%
Shareholders' equity	**847,021**	634,502
Total debt to shareholders' equity	**71.5%**	113.5%
Total debt to shareholders' equity – assuming debenture conversion	**24.3%**	42.5%
Net debt to shareholders' equity	**60.2%**	100.0%

(1) Convertible debentures and long-term debt are reflected net of associated transaction costs.

Working capital increased $9.6 million as a result of the overall growth of Trinidad, as well as the improvements throughout the quarter in the drilling markets in which Trinidad operates, leading to increased net earnings and cash flow. Given both the growth of the Company and the cyclical nature of the drilling industry, accounts receivable and accounts payable increased 17.7% and 23.9%, respectively, over the year-end balances. In addition, prepaids increased by $13.1 million as a result of deposits placed on components required for Trinidad's ongoing rig construction programs. These increases were partially offset by the increase in the current portion of deferred revenue of $8.8 million, which pertain to customer deposits on rigs under construction. This increased working capital positions Trinidad favourably given the recent economic conditions.

Trinidad's long-term debt decreased by $120.4 million, or 29.8%, from $404.2 million at the end of 2007 to $283.8 million at September 30, 2008. This reduction is a result of the completion, in the second quarter of 2008, of an equity financing deal whereby 12,132,353 shares, including the overallotment of 1,102,941, were issued for gross proceeds of $165.0 million. The net proceeds earned from this issuance were used initially to reduce debt with the expectation of subsequent use towards the 2008 rig construction programs. It is currently anticipated that the costs of these rig construction programs will be $258.0 million, of which $49.7 million had been spent as at September 30, 2008 and as additional financing is required, it will be drawn from the existing credit facility and cash flow from operations. In the current quarter, Trinidad's long-term debt increased by $30.9 million, or 12.2% from the June 30, 2008 balance of $252.9 million. This increase is the direct result of increases on the revolving credit facility to fund capital requirements on Trinidad's current rig construction programs in excess of cash flows.

In order to fund the acquisition of Axxis in the third quarter of 2007, Trinidad completed the issuance of $354.3 million convertible debentures (see below). The classification of the convertible debentures as debt on the face of the balance sheet has resulted in the Company's leverage appearing higher than some of its peers. However, at maturity or redemption, to the extent the convertible debentures have not previously been converted by the holders, the Company may elect to satisfy its obligation to repay the principal by issuing shares at a price equal to 95.0% of the weighted average trading price of the shares. As a result, Trinidad has the ability, at its option, to eliminate any cash requirements in respect of the principal amount owing on the convertible debentures.

Trinidad has continued to see declines in debt and net debt balances overall, as well as declines in net debt as a percentage of assets and total debt to shareholders' equity (assuming debenture conversion). This improved leverage position is due to Trinidad positioning itself strategically through its investment in drilling rigs with increased depth capabilities that are more technologically advanced, its geographical diversification, and a capital management strategy which has allowed Trinidad to benefit from the improved market conditions in Canada in the third quarter and achieve consistency in the US operations. The equity financing in the second quarter of 2008 has further allowed Trinidad to focus on its continued expansion into diversified markets through both internal growth as a result of the rig construction programs as well as externally through acquisition.

Despite recent commodity, equity and financial market turbulence, Trinidad remains comfortable with its existing capital structure. Long-term debt is made up of three components, two five-year term facilities that mature in May 2011 and a revolving credit facility that is renewed annually in April. The term facilities are comprised of a $100.0 million Canadian facility and a US$125.0 million US facility. As well, Trinidad's Canadian revolving credit facility has a maximum capacity of $250.0 million and at the end of the quarter Trinidad had drawn only $28.0 million or 11.2%. These three debt facilities are held by a broad syndicate of well-respected financial institutions and covered by a general set of covenants that the Company was comfortably onside with at quarter-end.

As well, subsequent to quarter-end Trinidad received the remaining balance owing of US$48.2 million in relation to the sale of the barge rig completed in July 2008, which the Company plans to allocate to capital commitments under the rig construction programs. With the funds from the barge rig sale, the proceeds from the equity issuance in June 2008 and cash flow from operations, Trinidad does not expect it will need to utilize the full capacity of its revolving credit facility in the next 12 months. Although the revolving credit facility is subject to renewal in April 2009, the Company currently has no indication that the renewal would not be granted and to the extent that it is not granted, repayment of the outstanding balance would not be due for 364 days.

The increase in shareholders' equity of $212.5 million since year end is the result of the equity financing deal, which closed in the second quarter of 2008, for gross proceeds of $165.0 million, as well as $60.4 million in net earnings for the nine months ended September 30, 2008. Further increases were noted in accumulated other comprehensive income of $32.7 million, which is made up of gains on the translation of Trinidad's foreign entities offset marginally by unrealized losses on the interest rate swaps due to reductions in future expected interest rates.

Convertible Debentures

In connection with the acquisition of Axxis, Trinidad issued $354.3 million in unsecured subordinated convertible debentures, of which $325.0 million was issued through a public offering and $29.3 million was issued to the former owners of Axxis. The debentures are convertible into shares of Trinidad at the option of the holder at any time prior to maturity at a conversion price of $19.30 per share. They have a face value of $1,000, a coupon rate of 7.75%, and mature July 31, 2012, with interest being paid semi-annually on June 30 and December 31. Trinidad has the option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date. On redemption or maturity, Trinidad may elect to satisfy its obligation to repay the principal by issuing common shares. The value of the conversion feature at the time of issuance was determined using the Black-Scholes pricing model to be $28.2 million and has been recorded as equity with the remaining $326.1 million allocated to long-term debt, net of $13.6 million of transaction costs. The debentures are being accreted such that the liability at maturity will equal the face value of the debt.

As at September 30, 2008, there had been a conversion of $95,000 convertible debentures which equated to 4,921 common shares of Trinidad Drilling Ltd.

SHAREHOLDERS' EQUITY *($ thousands)*	**September 30, 2008**	December 31, 2007
Shareholders' equity	**837,709**	-
Unitholders' capital	-	675,728
Exchangeable shares	-	2,477

On January 10, 2008, the Trust announced its intent to convert from a growth-oriented income trust to a growth-oriented, dividend-paying corporation. On March 10, 2008, unitholders and holders of the exchangeable shares voted, and overwhelmingly approved, the conversion of the Trust into a public oil and natural gas services corporation retaining the name "Trinidad Drilling Ltd.". As a result of this conversion unitholders and holders of the exchangeable shares received shares in the newly created corporation on a one-for-one basis, after giving effect to the exchange ratio on the exchangeable shares at the time of conversion. As a result, unitholders' capital was transferred into shareholders' equity during the first quarter of 2008.

Shareholders' equity increased from $678.3 million at the time of conversion to $837.8 million as at September 30, 2008. The increase was mainly attributable to equity financing in the second quarter at which time a total of 12,132,353 common shares, which included the overallotment of 1,102,941 common shares, were issued for gross proceeds of $165.0 million. This offering, in addition to the exercise of 141,724 options ($1.3 million) since the time of conversion and the conversion of convertible debentures representing 4,921 common shares ($0.1 million), resulted in the $159.5 million increase of shareholders' equity. Unitholders' capital also increased prior to the conversion to a corporation by $2.6 million as a result of the conversion of 253,430 Series A exchangeable shares ($2.0 million) to 352,328 trust units, the conversion of 47,169 Series C exchangeable shares ($0.5 million) to 59,905 trust units and 7,850 shares issued for options exercised ($0.1 million).

Effective September 2, 2008, Trinidad announced its intent to acquire for cancellation up to 10% (9,373,221 common shares) of the Company's public float by way of normal course issuer bid ("NCIB") commencing September 4, 2008 and extending to the earlier of September 3, 2009 or the date upon which the Company acquires the maximum number of common shares to be purchased pursuant to the NCIB through ITG Canada Corporation. The Board of Directors of Trinidad believes the underlying value of the Company's common shares may not be reflected in the current or future market price and therefore has decided to undertake the NCIB. During the third quarter of 2008, Trinidad acquired a total of 33,500 shares at a cost of $0.2 million, of which 4,300 shares were cancelled. The excess of the purchase price over the carrying amount of the common shares acquired and cancelled is recorded as a reduction to retained earnings.

Shareholders can obtain a copy of the Notice of Intention to make a normal course issuer bid, without charge, by contacting Trinidad at (403) 265-6525.

Shareholders' equity on October 31, 2008 was $836.0 million (96,093,771 shares).

SEASONALITY

Trinidad operates a substantial number of rigs in western Canada, and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and natural gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring break-up. During this period, melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

Trinidad's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators have more flexibility to work throughout the year. This increased number of operating days throughout the year has allowed Trinidad to better manage its business with more sustainable cash flow throughout the annual cycle.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the unaudited interim consolidated financial statements requires that certain estimates and judgements be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the unaudited interim consolidated financial statements may change as future events unfold, additional experience is acquired or Trinidad's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on Trinidad's financial results is depreciation. Depreciation of Trinidad's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of Trinidad's capital assets.

Stock-based compensation

Compensation expense associated with options at grant date are estimates based on various assumptions such as volatility, annual dividend yield, risk free interest rate and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

Trinidad performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. Trinidad's history of bad debt losses has generally been limited to specific customer circumstances; however, given the cyclical nature of the oil and natural gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian GAAP, Trinidad performs an annual goodwill impairment each fiscal year and sooner when changing circumstances indicate a possible impairment exists. In accordance with this, Trinidad performed its impairment test as at December 31, 2007, and no goodwill impairment existed. As at September 30, 2008, no changes in circumstances indicate that this assessment should be re-performed.

Fair value of interest rate swaps

The fair value of the interest rate swaps are estimated based on future projected interest rates and adjusted on a quarterly basis for monthly settlements and changes in projections. Trinidad receives the valuation from the contract counterparty on a quarterly basis and records the associated change in fair value at each reporting period.

Convertible debentures

The proceeds from the offering have been bifurcated into separate liability and equity components. The value of the conversion feature has been determined based on an option pricing model and recorded as equity on the Consolidated Balance Sheet.

Future Income Taxes

The recording of future income tax involves the use of various assumptions to estimate the amounts and timing of the reversals of temporary differences between assets and liabilities recognized for accounting and tax purposes. It also involves the estimation of the effective tax rates for future fiscal years. The assumptions used, which include, but are not limited to, estimated results of operations, tax pool claims and accounting deductions, are based on management's current estimates and will likely change in future periods based on actual results and accordingly so will the estimates.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2008, Trinidad adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"), as described further in note 2 of the notes to the unaudited interim consolidated financial statements.

Capital Disclosures

CICA Section 1535 establishes both qualitative and quantitative disclosure requirements about an entity's capital and how it is managed. As a result of adopting this section, Trinidad is now required to disclose qualitative information about its objectives, policies and processes for managing capital, such that users of the financial statements will be able to evaluate the Company's management of capital.

Inventories

CICA Section 3031 provides guidance on the measurement of inventory, by providing several appropriate valuation techniques to be used in the determination of the cost of inventory, based on the type of inventory held. The adoption of this new standard had no impact on the measurement of inventories; however, further disclosure was required, including the carrying value of each classification of inventory, a reconciliation of the expenses related to inventory used during the period and the disclosure of the amount of any write-downs or reversals of previously written-down amounts, if any.

Financial Instruments

The CICA issued two new accounting standards with respect to financial instruments: Section 3862 – *Financial Instruments – Disclosure* and Section 3863 – *Financial Instruments – Presentation.* Section 3862, adopted by Trinidad in conjunction with Section 3863, emphasizes disclosures regarding the nature and extent of the risks arising from financial instruments and how those risks are managed. Following the requirements of Section 3855 – *Financial Instruments – Recognition and Measurement,* adopted January 1, 2007; this new section recommends additional disclosures, including qualitative analysis of the financial instrument risks faced by Trinidad, as well as a quantitative analysis of the effect of changes to these risks, based on market conditions, and their potential impact on Trinidad.

Section 3863 establishes recommendations for the presentation of financial instruments and non-financial derivatives in the financial statements. There was no impact of the adoption of this section as it is substantially similar to the previously adopted Section 3861 – *Financial Instruments – Disclosure and Presentation.*

FUTURE CHANGES IN ACCOUNTING POLICIES

The CICA issued a new accounting standard, Section 3064 – *Goodwill and Intangible Assets*, which replaces Sections 3062 – *Goodwill and Other Intangible Assets* and 3450 – *Research and Development Costs*; and amended Section 1000 – *Financial Statement Concepts.* These accounting standards updates will be effective for fiscal years beginning on or after October 1, 2008 and Trinidad plans to adopt them effective January 1, 2009. Section 3064 recommends standards for the recognition, measurement and disclosure of goodwill and intangible assets, including research and

development costs, and Section 1000 has been amended to clarify the criteria for recognition of an asset. Trinidad is in the process of evaluating the impact of these standards.

International Financial Reporting Standards

In February 2008, Canada's Accounting Standards Board ("AcSB") announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") beginning January 1, 2011. Consequently, the transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The adoption of IFRS is intended to increase transparency and bring a higher degree of global comparability as IFRS has been adopted in more than 100 countries. Management is currently evaluating the effects of adopting IFRS on its consolidated financial statements and is in the planning stage, including assessment and evaluation of key differences between Canadian GAAP and IFRS. We cannot at this time reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

DISCLOSURE CONTROLS & PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all information required to be disclosed by Trinidad is recorded, processed, summarized and reported to senior management, including the CEO and CFO, in an appropriate manner to allow timely decisions regarding required disclosure as defined under Multilateral Instrument 52-109, Certification of Disclosures in Annual and Interim Filings.

Management of Trinidad has evaluated the effectiveness of the design of disclosure controls and procedures, under the supervision of the CEO and the CFO. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the Company's internal controls over financial reporting or disclosure controls and procedures that occurred since the year ended December 31, 2007 and no material weaknesses or significant deficiencies have been identified in the design of these controls, except as noted below, that could materially affect or are reasonably likely to affect the Company's internal controls over financial reporting.

Trinidad is continuing to complete an assessment of the business process controls of Mastco and Axxis and has not concluded on the design effectiveness as at September 30, 2008. As a result, Trinidad has relied on management's review procedures to assess the accuracy of the financial statements at the reporting date.

SUBSEQUENT EVENTS

Subsequent to quarter-end, Trinidad received the remaining balance owing of US$48.2 million in relation to the proceeds on the sale of its newly constructed barge drilling rig to an international third party. The sale was expected to be completed at the end of the third quarter of 2008; however, due to the customizations requested by the purchaser and testing, the sale did not close until October 10, 2008.

OUTLOOK

The volatility of the commodity markets and the unfolding global financial crisis have created a high degree of uncertainty moving through the latter stages of 2008 and into 2009. Understanding that certain risks still exist, including a prolonged slowdown in the US and global economies, the potential burden that Alberta's New Royalty Framework could bring in 2009 and the impact of recent commodity price fluctuations on capital spending budgets, we continue to believe that industry fundamentals heading into the winter drilling season carry positive momentum. This momentum was established during the first nine months of 2008 supported by higher energy prices which increased industry activity. Trinidad is positioned very well to deal with these turbulent market conditions given the nature of our customer contracts, our technically superior assets, geographical diversification, growth profile, and the strength of our balance sheet. We anticipate the 2008/2009 winter drilling season will be fuelled by declining well productivity in the mature WCSB, revised producer capital spending budgets driven by 2008 operating cash flow surpluses and a focus on unconventional resource shale plays. With a significant portion of our rigs contracted for the winter drilling season in Canada, our outlook remains optimistic for continuing strong performance for the last quarter of 2008 and moving into the first quarter of 2009.

The WCSB, a mature basin predominantly focused on natural gas, has been facing production declines for several years. With the depletion of conventional, easily accessible and relatively cheap-to-exploit reservoirs, exploration and production companies have had to shift their focus towards directional drilling techniques, augmented by multi-fracture completion technology, to access technically challenging reservoirs. As a percentage of total wells drilled, horizontal and directional well composition has increased from less than 20% in 1999 to 45% through September 2008. Over approximately the same time period, the one year moving average of true measured depth per completed well has also increased by over 15%. Given that wells are getting deeper, in 2009 it is expected that overall operating days will either increase or stay at 2008 levels despite potentially lower well counts. This trend is consistent with production companies exploring for hydrocarbons in hard-to-access reservoirs including unconventional plays that require rigs capable of drilling deeper and/or directionally. Both of these trends benefit Trinidad as the Company's asset base has been built to service these markets and our positive track record proves our ability to help our customers drill these more complex and deeper wells.

We continue to see opportunities in both the US land drilling market and the US Gulf Coast barge drilling market and expect overall rig activity for Trinidad to be stable in the US moving forward. Given the nature of our long-term, take-or-pay contracts, as well as our strong customer relationships, we are optimistic with respect to the Company's revenue and cash flow stability in these markets. In addition, in an effort to avert some of the fiscal and seasonal risks associated with operating in the WCSB, Trinidad has strategically migrated a portion of its fleet to the US and has started the process of moving into Mexico. These are areas where we will continue to be opportunistic, if needed, by moving assets to these higher utilized areas under long-term, take-or-pay contracts. The advanced technology that is incorporated within our rigs has helped to create a more economically viable drilling platform for our customers as compared to where the industry has been historically. This is a key aspect of Trinidad's success and we will continue to focus on creating efficiencies for our clients to both maintain and grow our strong customer base, which will drive continued profitability for the Company. In the US the focus remains on several shale gas plays, most of which require state-of-the-art technology and fit-for-purpose rigs that enable deep horizontal drilling capabilities. Horizontal wells, while more expensive, result in higher well productivity and Trinidad has the capability to drill horizontally and directionally and has the rig capacity in these key US emerging shale plays, which will help to provide strong returns from this market on an ongoing basis.

In relation to commodity prices over the medium to long-term, many analysts and experts believe the secular trend of rapidly rising energy prices is likely to resume as industrialization continues to drive global oil demand growth while new supplies remain increasingly more expensive to produce. As well, their long-term view for natural gas prices remains intact. A rising demand trend is expected to continue given the relatively lower cost that natural gas represents and the improved impact to the environment that burning natural gas can offer when compared to other fossil-fuel based technologies. In addition, natural gas will become an increasingly important source of supply to feed rapidly growing oil sands demand, especially in light of the declining production in western Canada. These market forecasts present a favourable outlook for Trinidad in the long-term, predicting continued demand for drilling activities.

The current state of the global banking system is an overriding concern as access to capital through the debt and equity markets is challenging. The liquidity and capital contraction is expected to cause producers of oil and natural gas to demonstrate renewed focus on balance sheet discipline and to work within their existing financing and cash flow means. Despite recent commodity, equity and financial market turbulence, Trinidad remains comfortable with its existing capital structure. The debt markets have tightened; however, a significant portion of the Company's long-term debt is for a fixed-term period and does not mature until May 2011. The revolving credit facility is renewed annually in April each year and the Company currently has no indication that the renewal would not be granted, but to the extent that it is not granted, repayment of the outstanding balance would not be due for 364 days. At September 30, 2008, Trinidad had only drawn $28.0 million or 11.2% on this facility and does not expect it will need to utilize the full capacity of its revolving credit facility in the next 12 months.

Trinidad's focus on the deeper segment of the drilling market has allowed it to secure an enviable position in key resource plays in North America. This continues to be a key success factor and allows the Company to meet current market demands. Trinidad is in the early stages of two rig construction programs, which will add 16 drilling rigs to our fleet, backed by long-term, take-or-pay contracts for the US, and six well servicing rigs for Canada. With the full contingent of rigs built during the previous rig construction programs over the past two years now at work, we expect to be able to generate significant free cash flow to fund our ongoing expansion and maximize our current capital structure. We believe the Company is in an excellent position with approximately 45% of our rigs protected under long-term contracts allowing us to continue to outperform our peers in

terms of utilization rates, average day rates, and operating margins on the back of aggressive US expansion and developing international opportunities.

Trinidad is a growth-oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and natural gas industry. With the completion of the current rig construction programs, Trinidad will have 126 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad will have 26 well servicing rigs, 20 pre-set and coring rigs and four barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

"signed" Lyle C. Whitmarsh

President and Chief Executive Officer

"signed" Brent J. Conway

Chief Financial Officer

For further information please contact:
Lyle Whitmarsh, President & Chief Executive Officer or Brent Conway, Chief Financial Officer or Lisa Ciulka, Director of Investor Relations at: Phone: (403) 265-6525 Fax: (403) 265-4168
E-mail: lciulka@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Trinidad will be holding a conference call and webcast to discuss its third quarter 2008 results on November 6, 2008 beginning at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial (800) 594-3615 (toll-free in North America) or (416) 644-3425 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 11:00 a.m. MT on November 6 until midnight November 13, 2008 by dialing (877) 289-8525 or (416) 640-1917 and entering replay access code 21286000#.

A live audio webcast of the conference call will also be available via Trinidad's website, www.trinidaddrilling.com.

CONSOLIDATED BALANCE SHEETS

($ thousands - Unaudited)

	September 30, 2008	December 31, 2007
Assets		
Current assets		
Cash and cash equivalents	**21,398**	18,021
Accounts receivable	**168,875**	143,522
Inventory (note 6)	**17,131**	18,231
Prepaid expenses	**15,999**	2,879
Future income taxes	**2,137**	-
	225,540	182,653
Deposit on capital assets	**20,819**	3,458
Capital assets	**1,207,300**	1,110,730
Goodwill	**175,338**	169,134
Other long-term assets	**23,304**	31,181
	1,652,301	1,497,156
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**97,414**	78,649
Dividends payable	**14,447**	-
Accrued trust distributions	**-**	9,616
Current portion of deferred revenue	**15,673**	6,890
Current portion of long-term debt	**1,426**	1,679
Current portion of fair value of interest rate swap	**2,882**	1,718
	131,842	98,552
Deferred revenue	**963**	4,038
Long-term debt	**282,333**	402,489
Convertible debentures, net of transaction costs	**321,467**	315,991
Fair value of interest rate swaps	**4,014**	4,211
Future income taxes	**64,661**	37,373
	805,280	862,654
Shareholders' equity		
Shareholders' equity (note 7(a))	**837,709**	-
Unitholders' capital (note 7(b))	**-**	675,728
Exchangeable shares (note 8)	**-**	2,477
Convertible debentures	**28,215**	28,223
Contributed surplus (note 7(c))	**15,154**	13,843
Accumulated other comprehensive loss	**(29,040)**	(61,788)
Retained earnings (deficit)	**(5,017)**	(23,981)
	847,021	634,502
	1,652,301	1,497,156

(See notes to the unaudited interim consolidated financial statements)

Commitments (note 12)

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

($ thousands except share and per share data – Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	**2008**	2007
Revenue				
Oilfield services	**192,162**	160,980	**555,038**	482,128
Bareboat Charter (loss) gain (note 12)	**(1,330)**	1,021	**(3,635)**	1,021
Other	**855**	182	**1,114**	739
	191,687	162,183	**552,517**	483,888
Expenses				
Operating	**118,594**	91,740	**327,231**	277,889
General and administrative	**11,557**	10,242	**35,729**	30,372
Interest on long-term debt (note 11)	**4,810**	7,174	**18,200**	25,284
Interest on convertible debentures (note 11)	**8,819**	8,302	**26,158**	8,302
Stock-based compensation	**1,197**	508	**1,499**	1,954
Foreign exchange (gain) loss	**(6,835)**	5,394	**(10,358)**	12,283
Depreciation	**23,970**	20,190	**68,471**	53,279
(Gain) loss on sale of assets	**(3)**	31	**(320)**	238
Reorganization costs	**24**	-	**2,713**	-
	162,133	143,581	**469,323**	409,601
Earnings before income taxes	**29,554**	18,602	**83,194**	74,287
Income taxes				
Current tax expense (recovery)	**(1,122)**	299	**575**	2,283
Future tax expense	**10,303**	3,260	**22,193**	10,377
	9,181	3,559	**22,768**	12,660
Net earnings	**20,373**	15,043	**60,426**	61,627
Dividends	**(14,447)**	-	**(33,091)**	-
Trust distributions	**-**	(28,843)	**(8,362)**	(86,416)
Charges for normal course issuer bid (note 7)	**(9)**	-	**(9)**	-
Retained earnings (deficit) – beginning of period	**(10,934)**	770	**(23,981)**	11,759
Retained earnings (deficit) – end of period	**(5,017)**	(13,030)	**(5,017)**	(13,030)
Earnings per share				
Basic	**0.21**	0.18	**0.68**	0.73
Diluted	**0.21**	0.18	**0.67**	0.65
Weighted average number of shares				
Basic	**96,289,155**	83,989,145	**89,021,557**	83,917,739
Diluted	**96,869,702**	85,140,262	**89,551,403**	103,605,851

(See notes to the unaudited interim consolidated financial statements)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

($ thousands – Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	**2008**	2007
Net earnings	**20,373**	15,043	**60,426**	61,627
Other comprehensive income				
Change in fair value of derivatives designated as cash flow hedges, net of income tax (note 11)	**(265)**	(264)	**(510)**	1,474
Foreign currency translation adjustment	**20,698**	(29,510)	**33,258**	(56,196)
Total other comprehensive income (loss)	**20,433**	(29,774)	**32,748**	(54,722)
Comprehensive income (loss)	**40,806**	(14,731)	**93,174**	6,905

(See notes to the unaudited interim consolidated financial statements)

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

($ thousands – Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	**2008**	2007
Accumulated other comprehensive loss - beginning of period	**(49,473)**	(29,398)	**(61,788)**	(750)
Adjust opening balance due to adoption of new accounting policies	**-**	-	**-**	(3,700)
Other comprehensive income (loss) during the period	**20,433**	(29,774)	**32,748**	(54,722)
Accumulated other comprehensive loss - end of period	**(29,040)**	(59,172)	**(29,040)**	(59,172)

(See notes to the unaudited interim consolidated financial statements)

TRINIDAD DRILLING LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ thousands – Unaudited)

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Cash provided by (used in)				
Operating activities				
Net earnings for the period	**20,373**	15,043	**60,426**	61,627
Items not affecting cash				
Depreciation	**23,970**	20,190	**68,471**	53,279
(Gain) loss on sale of assets	**(3)**	31	**(320)**	238
Stock-based compensation	**1,197**	508	**1,499**	1,954
Future income tax expense	**10,303**	3,260	**22,193**	10,377
Effective interest on financing costs (note 11)	**1,081**	1,078	**3,239**	1,830
Accretion on convertible debentures (note 11)	**1,221**	1,028	**3,584**	1,028
Unrealized foreign exchange (gain) loss	**(6,604)**	5,318	**(9,842)**	12,286
	51,538	46,456	**149,250**	142,619
Net change in non-cash operating working capital	**(33,784)**	1,932	**453**	(20,169)
	17,754	48,388	**149,703**	122,450
Investing activities				
(Increase) decrease in deposits on capital assets	**(15,358)**	278	**(16,276)**	37,242
Acquisition of Axxis Drilling Inc. (note 5)	**-**	(124,370)	**-**	(124,370)
Purchase of capital assets	**(65,664)**	(44,703)	**(122,579)**	(233,958)
Proceeds from dispositions	**3**	532	**3,263**	1,021
Change in non-cash working capital	**(5,092)**	(20,773)	**(16,575)**	10,521
	(86,111)	(189,036)	**(152,167)**	(309,544)
Financing activities				
Increase (decrease) in long-term debt, net	**27,288**	(146,745)	**(122,265)**	(34,450)
Proceeds (costs) on share issuance (note 7)	**(28)**	-	**158,010**	-
Proceeds from exercise of options (note 7)	**188**	199	**1,377**	2,501
Proceeds from debenture issuance	**-**	325,000	**-**	325,000
Repurchased shares (note 7(a))	**(175)**	-	**(175)**	-
Increase (decrease) in deferred revenue	**6,828**	(2,812)	**5,203**	(1,311)
Trust unit distribution	**-**	(28,841)	**(17,978)**	(86,344)
Dividends paid	**(14,442)**	-	**(18,644)**	-
Debt financing costs	**-**	(13,593)	**(600)**	(14,193)
	19,659	133,208	**4,928**	191,203
Cash flow from operating, investing and financing activities	**(48,698)**	(7,440)	**2,464**	**4,109**
Effect of translation on foreign currency cash	**679**	449	**913**	**(3,409)**
Increase (decrease) in cash for the period	**(48,019)**	(6,991)	**3,377**	**700**
Cash - beginning of period	**69,417**	17,104	**18,021**	9,413
Cash - end of period	**21,398**	10,113	**21,398**	10,113
Interest paid	**4,430**	7,503	**31,193**	24,421
Taxes paid	**2,122**	38	**4,222**	185

(See notes to the unaudited interim consolidated financial statements)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. STRUCTURE OF THE CORPORATION

Organization

Trinidad Drilling Ltd. ("Trinidad" or the "Company") is incorporated under the laws of the Province of Alberta. The Company was formed by way of an arrangement under the Business Corporations Act of Alberta pursuant to an arrangement agreement dated January 9, 2008 between the Company and Trinidad Energy Services Income Trust (the "Trust"). The Arrangement involved the exchange, on a one-for-one basis of trust units and exchangeable shares, after accounting for the conversion factor applicable to the exchangeable shares, for common shares of Trinidad. The effective date of the Arrangement was March 10, 2008 - see note 3.

2. ACCOUNTING POLICIES AND ESTIMATES

These unaudited interim consolidated financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles, and follow the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2007, except as noted below, and therefore do not contain all of the disclosures required for the annual financial statements. As a result, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Trust contained in the annual report for the year ended December 31, 2007.

Adoption of New Accounting Standards

Effective January 1, 2008, Trinidad adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

Capital Disclosures

CICA Section 1535 establishes both qualitative and quantitative disclosure requirements about an entity's capital and how it is managed. As a result of adopting this section, Trinidad is now required to disclose qualitative information about its objectives, policies and processes for managing capital, such that users of the financial statements will be able to evaluate the Company's management of capital - see note 10.

Inventories

CICA Section 3031 provides guidance on the measurement of inventory, by providing several appropriate valuation techniques to be used in the determination of the cost of inventory, based on the type of inventory held. The adoption of this new standard had no impact on the measurement of inventories; however, further disclosure was required, including the carrying value of each classification of inventory, a reconciliation of the expenses related to inventory used during the period and the disclosure of the amount of any write-downs or reversals of previously written-down amounts, if any – see note 6.

Financial Instruments

The CICA issued two new accounting standards with respect to financial instruments: Section 3862 – *Financial Instruments – Disclosure* and Section 3863 – *Financial Instruments – Presentation.* Section 3862, adopted by Trinidad in conjunction with Section 3863, emphasizes disclosures regarding the nature and extent of the risks arising from financial instruments and how those risks are managed. Following the requirements of Section 3855 – *Financial Instruments – Recognition and Measurement,* adopted January 1, 2007; this new section recommends additional disclosures, including qualitative analysis of the financial instrument risks faced by Trinidad, as well as a quantitative analysis of the effect of changes to these risks, based on market conditions, and their potential impact on Trinidad – see note 11.

Determination of Fair Market Value

The fair value of Trinidad's long-term debt was determined using current market price indicators and the fair-value of the convertible debentures was calculated at the quoted market price.

Section 3863 establishes recommendations for the presentation of financial instruments and non-financial derivatives in the financial statements. There was no impact of the adoption of this section as it is substantially similar to the previously adopted Section 3861 – *Financial Instruments – Disclosure and Presentation.*

There are no other material impacts on the unaudited interim consolidated financial statements for the adoption of these new standards.

FUTURE CHANGES IN ACCOUNTING POLICIES

The CICA issued a new accounting standard, Section 3064 – *Goodwill and Intangible Assets*, which replaces Sections 3062 – *Goodwill and Other Intangible Assets* and 3450 – *Research and Development Costs*; and amended Section 1000 – *Financial Statement Concepts*. These accounting standards updates will be effective for fiscal years beginning on or after October 1, 2008 and Trinidad plans to adopt them effective January 1, 2009. Section 3064 recommends standards for the recognition, measurement and disclosure of goodwill and intangible assets, including research and development costs, and Section 1000 has been amended to clarify the criteria for recognition of an asset. Trinidad is in the process of evaluating the impact of these standards.

International Financial Reporting Standards

In February 2008, Canada's Accounting Standards Board ("AcSB") announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") beginning January 1, 2011. Consequently, the transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The adoption of IFRS is intended to increase transparency and bring a higher degree of global comparability as IFRS has been adopted in more than 100 countries. Management is currently evaluating the effects of adopting IFRS on its consolidated financial statements and is in the planning stage, including assessment and evaluation of key differences between Canadian GAAP and IFRS. We cannot at this time reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

3. THE ARRANGEMENT

On March 10, 2008, unitholders of the Trust and holders of the exchangeable shares (the "Securityholders") voted, and overwhelmingly approved, reorganizing the Trust, by way of a plan of arrangement under the Business Corporations Act (Alberta), into a corporation (the "Arrangement") pursuant to an arrangement agreement dated January 9, 2008 between Trinidad and the Trust. The purpose of the Arrangement was to convert the Trust back into a corporate structure that was better suited to its core business model of growth and capital appreciation for its Securityholders. Management and the Board of Directors believe that the best opportunity for creating value is by reinvesting a significant portion of overall cash flow back into the business and to focus on increasing overall per share earnings, cash flow, net asset value, as well as overall debt reduction and they believe that a corporate structure better positions Trinidad to pursue these initiatives. For financial reporting presentation purposes, these changes are being treated as if they occurred on January 1, 2008.

The Arrangement resulted in: (i) unitholders receiving Trinidad shares in exchange for their trust units on a one–for-one basis; and (ii) exchangeable shareholders receiving Trinidad shares on the same basis as unitholders based on the number of trust units into which such shares were exchangeable into on the effective date of the Arrangement.

Effective March 10, 2008, Trinidad established an Incentive Option Plan under which incentive options will be granted to officers, employees and consultants to provide an opportunity for these individuals to participate in the growth and development of the Company. The Incentive Option Plan was developed to replace the Unit Rights Incentive Plan of the Trust and, in accordance with the Arrangement, participants received incentive options on a one-for-one basis for the incentive rights held at the time of conversion. References to the "Incentive Options Plan" and "options" should be read as references to "Unit Rights Incentive Plan" and "rights", respectively, for periods prior to March 10, 2008.

4. SEASONALITY

Trinidad operates a substantial number of rigs in western Canada, and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and natural gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring break-up. During this period, melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

Trinidad's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the US operators have increased flexibility to work throughout the year. This increased number of operating days throughout the year has allowed Trinidad to better manage its business with more sustainable cash flows throughout the annual cycle.

5. ACQUISITION

Acquisition of assets of Axxis

Effective July 5, 2007, a subsidiary of Trinidad purchased substantially all of the assets of US-based Drilling Productivity Realized, L.L.C., P.C. Axxis, L.L.C., DPR International, L.L.C. and DPR Rentals, L.L.C. (collectively, "Axxis") for consideration of $148.1 million. Additionally, Trinidad acquired a commitment to construct an additional barge rig for approximately US$28.5 million, of which $5.6 million had been spent at the time of acquisition and was reimbursed to the former owners and included in the purchase price. The acquisition was funded through the issuance of $29.3 million of convertible debentures to the former shareholders of Axxis and $124.4 million in cash proceeds raised through a public issuance of 325,000 convertible debentures for gross proceeds of $325.0 million. Earnings of Axxis have been included in consolidated earnings since the closing date of July 5, 2007.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

($ thousands)	2007
Purchase price allocated as follows:	
Capital assets	96,488
Assets under construction	5,624
Intangible assets	39,569
Goodwill	51,636
Long-term liabilities	(39,569)
	153,748
Financed as follows:	
Convertible debentures	29,337
Cash	124,411
	153,748

As a result of the acquisition of Axxis, Trinidad is obligated to pay US$12.5 million annually to the former shareholders of Axxis for the next three years following the acquisition pertaining to provisions under the Bareboat Charters, discussed further in note 12 – Commitments. The consideration will be paid annually and is contingent on the continued operation of three barge rigs currently under contract. To the extent that these contracts are terminated prior to the end of the three years no further payments will be required. The amount paid under this commitment is considered a cost of the purchase and has been included in the purchase price and will be accrued and recorded against the associated revenue earned from the rigs and reported net as Bareboat Charter income (loss).

6. INVENTORY

($ thousands)	September 30, 2008	December 31, 2007
Parts and materials	**11,544**	8,884
Work-in-progress	**5,587**	9,347
Total inventory	**17,131**	18,231

All inventory balances are carried at the lower of cost or net realizable value. The construction operations regularly utilizes inventory in the construction and recertification of rigs and rig related equipment. For the three and nine months ended September 30, 2008, there were no material write-downs or reversals of previously written-down amounts.

Throughout the period the amount of inventories recognized as an expense were:

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	**2008**	2007	**2008**	2007
Raw materials and consumables purchased	**37,372**	18,109	**64,659**	67,010
Labour costs	**5,240**	3,715	**12,548**	10,779
Other costs	**199**	95	**417**	241
Net change in inventory	**(1,222)**	(5,225)	**1,100**	(7,603)
Amount of inventories expensed in period	**41,589**	16,694	**78,724**	70,427

7. SHAREHOLDERS' EQUITY AND CONTRIBUTED SURPLUS

a) Shareholders' equity

Authorized
Unlimited number of common shares, voting, participating

($ thousands except share data)	September 30, 2008		December 31, 2007	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Shareholders' equity – opening balance	**-**	**-**	-	-
Shares issued pursuant to the Arrangement	**84,035,873**	**678,282**	-	-
Shares issued for cash, net of transaction costs	**12,132,353**	**158,010**	-	-
Shares issued on exercise of options	**141,724**	**1,310**	-	-
Shares issued on conversion of convertible debentures	**4,921**	**95**	-	-
Shares repurchased under normal course issuer bid	**(4,300)**	**(37)**	-	-
Contributed surplus transferred on exercised options	**-**	**178**	-	-
	96,310,571	**837,838**	-	-
Shares repurchased, but not cancelled	**(29,200)**	**(129)**	-	-
Shareholders' equity – closing balance	**96,281,371**	**837,709**	-	-

Effective September 2, 2008, Trinidad announced its intent to acquire for cancellation up to 10% (9,373,221 common shares) of the Company's public float by way of normal course issuer bid ("NCIB") commencing September 4, 2008 and extending to the earlier of September 3, 2009 or the date upon which the Company acquires the maximum number of common shares to be purchased pursuant to the NCIB. During the third quarter of 2008, Trinidad acquired 4,300 shares which were cancelled and 29,200 shares which were held in treasury at the end of the quarter at a cost of $0.2 million. The excess of the purchase price over the carrying amount of the common shares acquired and cancelled is recorded as a reduction to retained earnings.

b) Unitholders' capital

($ thousands except unit data)	**September 30, 2008**		December 31, 2007	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders' capital – opening balance	**83,615,790**	**675,728**	82,981,952	669,584
Trust units issued on conversion of exchangeable shares	**412,233**	**2,477**	356,404	3,300
Trust units issued on exercise of rights	**7,850**	**67**	277,434	2,515
Contributed surplus transferred on exercised rights	**-**	**10**	-	329
Trust units cancelled under the Arrangement	**(84,035,873)**	**(678,282)**	-	-
Unitholders' capital – closing balance	**-**	**-**	83,615,790	675,728

c) Contributed surplus

($ thousands)	**September 30, 2008**	December 31, 2007
Contributed surplus – opening balance	**13,843**	11,722
Stock-based compensation expense	**1,499**	2,450
Contributed surplus transferred on exercise of options	**(188)**	(329)
Contributed surplus – ending balance	**15,154**	13,843

8. EXCHANGEABLE SHARES

Trinidad has the following exchangeable shares outstanding:

($ thousands except share data)	**September 30, 2008**		December 31, 2007	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Exchangeable shares – opening balance	**300,599**	**2,477**	611,966	5,777
Exchangeable shares exchanged, Initial Series	**(253,430)**	**(1,977)**	-	-
Exchangeable shares exchanged, Series C	**(47,169)**	**(500)**	(311,367)	(3,300)
Exchangeable shares – ending balance	**-**	**-**	300,599	2,477

Pursuant to the Arrangement all the exchangeable shares of Trinidad were converted based on the exchange ratio in effect at the time of conversion to trust units and subsequently exchanged on a one-for-one basis for common shares. The initial series exchangeable shares were exchanged at a ratio of 1.39024 providing for 352,328 trust units upon conversion. The Series C exchangeable shares were exchanged at a ratio of 1.27001 providing for 59,905 trust units upon conversion.

9. INCENTIVE OPTION PLAN

On May 2, 2003, the Trust established the Unit Rights Incentive Plan and pursuant to the Arrangement on March 10, 2008, all outstanding incentive rights were exchanged, on a one-for-one basis, for incentive options under the new Incentive Option Plan. The Incentive Option Plan was created to assist officers, employees and consultants of Trinidad and its affiliates to participate in the growth and development of the Company. The Incentive Option Plan is substantially identical to the Unit Rights Incentive Plan; however, does not include an exercise price reduction mechanism.

The following table sets out options that are outstanding under Trinidad's Incentive Option Plan:

	September 30, 2008		December 31, 2007	
	Number of Options	**Weighted Average Exercise Price ($)**	Number of Rights	Weighted Average Exercise Price ($)
Outstanding – opening balance	**7,965,670**	**12.55**	8,246,839	12.43
Granted during the period	**823,810**	**11.95**	63,486	13.44
Exercised during the period	**(149,574)**	**9.21**	(277,434)	9.06
Forfeited during the period	**(145,750)**	**14.80**	(67,221)	13.38
Outstanding – ending balance	**8,494,156**	**12.51**	7,965,670	12.55

Trinidad uses the Black–Scholes option-pricing model to determine the estimated fair value of options issued subsequent to January 1, 2003. The per share weighted average fair value of options granted during the period ended September 30, 2008 was $2.47 (2007 - $1.49).

10. CAPITAL MANAGEMENT

Trinidad's capital is comprised of debt, convertible debentures and shareholders' equity, less cash and cash equivalents. Management regularly monitors total capitalization to ensure flexibility in the pursuit of ongoing initiatives, while ensuring that shareholder returns are being maximized. The overall capitalization of the Company is outlined below:

($ thousands)	**September 30, 2008**	December 31, 2007
Long-term debt (1)	**286,796**	407,786
Convertible debentures (1)	**331,778**	328,281
Total debt	**618,574**	736,067
Shareholders' equity	**847,021**	634,502
Less: cash and cash equivalents	**(21,398)**	(18,021)
Total capitalization	**1,444,197**	1,352,548

(1) Balance outstanding without consideration of transaction costs.

Management is focused on several objectives while managing the capital structure of the Company. Specifically:

i. Ensuring Trinidad has the financing capacity to continue to execute on opportunities to increase overall market share through strategic acquisitions and fleet construction programs that add value for our shareholders;

ii. Maintaining a strong capital base to ensure that investor, creditor and market confidence is secured;

iii. Maintaining balance sheet strength, ensuring Trinidad's strategic objectives are met, while retaining an appropriate amount of leverage;

iv. Providing shareholder return through dividends to ensure that income-oriented investors are provided a cash yield; and

v. Safeguarding the entity's ability to continue as a going concern, such that it continues to provide returns for shareholders and benefits for other stakeholders.

Trinidad manages its capital structure based on current economic conditions, the risk characteristics of the underlying assets, and Trinidad's planned capital requirements, within guidelines approved by its Board of Directors. Total capitalization is maintained or adjusted by drawing on existing debt facilities, issuing new debt or equity securities when opportunities are identified and through the disposition of underperforming assets to reduce debt or equity when required. On March 10, 2008, Trinidad converted from a growth-oriented income trust to a growth-oriented, dividend-paying corporation. As a result of this conversion the capital focus of the Company was shifted to realign with prior objectives of aggressive growth in its business and increasing returns to shareholders. Prior to the conversion Trinidad was subject to the "Normal Growth" provisions enacted under Bill C-52, which effectively limited the growth the Company could pursue. No longer constrained by these provisions, under the new corporate structure, management will be better positioned to pursue identified growth opportunities.

The Company's syndicated loan facility is subject to five financial covenants, which are reported to the bank on either a monthly or quarterly basis. These covenants are used by management to monitor capital, with increased focus on the Consolidated Leverage Ratio. This ratio is calculated as the consolidated debt balance divided by adjusted consolidated EBITDA for the rolling four quarters, and must be maintained below 2.5:1. For the rolling four quarters ending September 30, 2008, this ratio was 1.33:1 (December 31, 2007 – 1.85:1), which remains in compliance with all of the banking syndicate's financial covenants.

Despite recent commodity, equity and financial market turbulence, Trinidad remains comfortable with its existing capital structure. Long-term debt is made up of three components, two five-year term facilities that mature in May 2011 and a revolving credit facility that is renewed annually in April. The term facilities are comprised of a $100.0 million Canadian facility and a US$125.0 million US facility. As well, Trinidad's Canadian revolving credit facility has a maximum capacity of $250.0 million and at the end of the quarter Trinidad had drawn only $28.0 million or 11.2%. These three debt facilities are held by a broad syndicate of well-respected financial institutions and covered by a general set of covenants that the Company was comfortably onside with at quarter-end.

As well, subsequent to quarter-end Trinidad received the remaining balance owing of US$48.2 million in relation to the sale of the barge rig completed in July 2008, which the Company plans to allocate to capital commitments under the rig construction programs. With the funds from the barge rig sale, the proceeds from the equity issuance in June 2008 and cash flow from operations, Trinidad does not expect it will need to utilize the full capacity of its revolving credit facility in the next 12 months. Although the revolving credit facility is subject to renewal in April 2009, the Company currently has no indication that the renewal would not be granted and to the extent that it is not granted, repayment of the outstanding balance would not be due for 364 days.

11. FINANCIAL INSTRUMENTS

Carrying Value and Fair Value Disclosures on Financial Instruments

Trinidad's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, interest rate swaps, long-term debt, and the convertible debentures. The carrying amounts of these financial instruments, reported on the Company's unaudited interim consolidated balance sheets, approximates their fair values due to their short-term nature, with the exception of the long-term debt and the convertible debentures. The carrying values of Trinidad's financial instruments are as follows:

	September 30, 2008			
($ thousands)	**Held for Trading**	**Loans and Receivables**	**Other Liabilities**	**Total Carrying Value**
Cash and cash equivalents	**21,398**	-	-	**21,398**
Accounts receivable	-	**168,875**	-	**168,875**
Accounts payable and accrued liabilities	-	-	**97,414**	**97,414**
Interest rate swaps	-	-	**6,896**	**6,896**
Long-term debt	-	-	**260,455**	**260,455**
Convertible debentures	-	-	**349,682**	**349,682**

	December 31, 2007			
($ thousands)	**Held for Trading**	**Loans and Receivables**	**Other Liabilities**	**Total Carrying Value**
Cash and cash equivalents	18,021	-	-	18,021
Accounts receivable	-	143,522	-	143,522
Accounts payable and accrued liabilities	-	-	78,649	78,649
Interest rate swaps	-	-	5,929	5,929
Long-term debt	-	-	373,204	373,204
Convertible debentures	-	-	344,214	344,214

The fair values and carrying values of Trinidad's financial instruments are as follows:

	September 30, 2008		December 31, 2007	
($ thousands)	**Fair Value**	**Carrying Value**	Fair Value	Carrying Value
Interest rate swaps	**6,896**	**6,896**	5,929	5,929
Credit facilities [(1)]				
Canadian Revolving Credit Facility	**30,939**	**28,000**	148,744	148,000
Canadian Term Facility	**107,827**	**97,583**	99,831	98,334
US Term Facility	**143,437**	**129,810**	123,703	121,847
Convertible debentures [(1)]	**343,261**	**359,993**	337,506	356,504
Other debt	**8,948**	**8,098**	8,773	8,641
	641,308	**630,380**	724,486	739,255

(1) The convertible debentures and credit facilities are recorded at their gross amounts and do not include transaction costs incurred on their issuance and the convertible debentures carrying value includes both the debt and equity components.

Trinidad has estimated the fair value amounts using appropriate valuation methodologies and information available to management as of the valuation dates. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate that value:

- *Cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities* – The carrying amounts approximate fair value because of the short maturity of these instruments.
- *Interest rate swaps* – The fair value of the interest rate swaps is based on the quoted market prices at the date of valuation.
- *Long-term debt* – The fair value of the various pieces of long-term debt are based on values quoted from third-party financial institutions using current market price indicators.
- *Convertible debentures* – The fair value is based on the closing market price on the date of valuation.

Interest rate swap

Trinidad entered into two cash flow hedges using interest rate swap arrangements to hedge the floating interest rate on 50% of the outstanding balance of the US and Canadian term debt facilities. These contracts have been recorded at their fair value on the Company's unaudited interim consolidated financial statements. During the three and nine months ended September 30, 2008, Trinidad recorded a loss of $0.3 million and $0.5 million, respectively, (Trinidad recorded a loss of $0.3 million and gain of $1.5 million, respectively, for the three and nine months ended September 30, 2007) in Other Comprehensive Income ("OCI"), net of taxes of $0.2 million for each period ($0.6 million and $1.4 million for the three and nine months ended September 30, 2007, respectively), due to the change in fair value of the cash flow hedge. Trinidad has assessed 100% hedge effectiveness; hence the entire change in fair value has been recorded in OCI.

Financing costs

The carrying value of the long-term debt and convertible debentures was recorded net of debt issuance costs. Under the effective interest rate method Trinidad recorded interest expense of $0.5 million and $1.3 million (2007 - $0.3 million and $1.1 million, respectively) for the three and nine months ended September 30, 2008 relating to costs under the debt facility. In addition, Trinidad also recognized interest expense of $0.7 million and $2.0 million (2007 – $0.7 million) relating to costs associated with the convertible debentures for the same period using the effective interest method.

Nature and Extent of Risks Arising from Financial Instruments

Trinidad is exposed to a number of market risks arising through the use of financial instruments in the ordinary course of business. Specifically, Trinidad is subject to credit risk, currency risk, interest rate risk and liquidity risk.

Credit Risk

Trinidad is exposed to credit risk as a result of extending credit to customers prior to receiving payment for services to be performed, creating exposure on accounts receivable balances with trade customers. This exposure to credit risk is managed through a corporate credit policy whereby upfront evaluations are performed on all customers and credit is granted based on payment history, financial conditions and anticipated industry conditions. In the instance that a customer does not meet initial credit evaluations, work may be performed subject to a prepayment of services. Customer payments are continuously monitored to ensure the creditworthiness of all customers with outstanding balances and when collectability becomes questionable a provision for doubtful accounts has been established. The following is a reconciliation of the change in the reserve balance:

($ thousands)	**Nine months ended September 30, 2008**	Year ended December 31, 2007
Opening reserve balance	**4,364**	5,132
Increase in reserve recorded in the income statement in the current period	**1,559**	3,929
Working capital adjustments relating to acquisitions	**-**	(4,455)
Write-offs charged against the reserve	**(1,200)**	(149)
Recoveries of amounts previously written–off	**(844)**	(93)
Reserve allowance at period end	**3,879**	4,364

As at September 30, 2008, Trinidad had accounts receivable of $8.2 million that were greater than 90 days for which no provision had been established, as the Company believes that these amounts will be collected.

Currency Risk

Trinidad's operations are affected by fluctuations in currency exchange rates due to the Company's expansion into the US marketplace and reliance on US suppliers to deliver components used by its manufacturing subsidiaries. Over the last two years, the Canadian dollar has experienced significant volatility, ranging from an exchange low of $0.84 US/Canadian to an exchange high of $1.09 US/Canadian. The exposure to realized foreign currency fluctuations from its US subsidiaries is mitigated due to the independence of the US operations from its Canadian parent for cash flow requirements to satisfy daily operations, creating a natural hedge. However, upon consolidation, Trinidad is exposed to unrealized fluctuations in the gains and losses on consolidation and US dollar-denominated intercompany balances with the Canadian entities. As at September 30, 2008, the Company did not have any foreign currency hedges in place and does not intend to enter into any new currency hedges. The Company may, however, hedge foreign currency rates in the future, depending on the business environment and growth opportunities.

As at September 30, 2008, portions of Trinidad's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities were denominated in US dollars. In addition, Trinidad's US subsidiary is subject to translation gains and losses upon consolidation. Based on these US dollar financial instrument closing balances, net income for the three and nine months ended September 30, 2008, would have fluctuated by approximately $0.1 million and $0.3 million, respectively, and OCI would have fluctuated by $3.5 million for the quarter ended September 30, 2008, for every $0.01 variation in the value of the US/Canadian exchange rate.

Interest Rate Risk

Trinidad is subject to risk exposure related to changes in interest rates on borrowings under the credit facilities which are subject to floating interest rates. In order to hedge this overall risk exposure Trinidad entered into interest rate swaps on 50% of the outstanding borrowings under the US and Canadian term credit facilities, rendering them partially fixed. As at September 30, 2008, Trinidad had $255.4 million outstanding under the credit facilities. A change of one percent in the interest rates would cause a $0.2 million and a $1.5 million change in the interest expense for the three and nine months ended September 30, 2008, respectively.

Liquidity Risk

Liquidity risk is the risk that Trinidad will not be able to meet its financial obligations as they become due. The Company actively manages its liquidity through daily, weekly and longer-term cash outlook and debt management strategies. Trinidad's policy is to ensure that sufficient resources

are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations are met as they fall due. To achieve this objective, the Company:

- Maintains cash balances and liquid investments with highly-rated counterparties;
- Limits the maturity of cash balances; and
- Borrows the bulk of its debt needs under committed bank lines or other term financing.

The following maturity analysis shows the remaining contractual maturities for Trinidad's financial liabilities:

As at September 30, 2008 *($ thousands)*	2008	2009	2010	2011	2012	Thereafter
Accounts payable and accrued liabilities	97,414	-	-	-	-	-
Interest rate swaps	663	2,962	2,474	797	-	-
Canadian revolving debt [(1)]	-	28,000	-	-	-	-
Canadian term debt	250	1,000	1,000	95,333	-	-
US term debt	333	1,330	1,330	126,817	-	-
Other debt	144	459	484	6,982	-	-
Convertible debentures [(2)]	-	-	-	-	-	-
Interest payments on contractual obligations	10,228	40,535	39,422	30,375	13,731	-
Total	109,032	74,286	44,710	260,304	13,731	-

(1) The revolving debt facility is renewable annually, subject to the mutual consent of the lenders. To the extent that it is not renewed, the drawn-down balance would become due 364 days later. Trinidad anticipates this debt facility to be renewed into the future.
(2) At maturity or redemption, the Company may elect to satisfy its obligation through the issuance of common shares and therefore no commitment has been recorded.

12. COMMITMENTS

Rig Construction Program

In conjunction with the acquisition of the assets of Axxis in July 2007, Trinidad assumed the remaining construction commitments of a barge rig, of which $5.6 million had been spent as at the date of the acquisition and was reimbursed to the former owners of Axxis. Total costs of construction are expected to be US$28.5 million of which US$28.0 million had been spent as of September 30, 2008. Effective July 10, 2008, Trinidad entered into an agreement to sell this rig to an international third party – see note 14. As part of the arrangement Trinidad was obligated to complete the construction of the barge rig and any further modifications required will be adjusted as part of the final purchase price. The completion and sale of the barge rig was completed in October 2008 and all proceeds were received.

In May and July 2008, Trinidad announced its intent to further expand its existing drilling fleet through the construction of an additional 16 drilling rigs expected to be deployed in the United States. These drilling rigs will have depth capacities ranging from 16,000 feet to 18,000 feet and are backed by long-term, take-or-pay contracts with three major North American oil and natural gas exploration and production companies which provides Trinidad with a guaranteed utilization rate of 100% on these rigs over their respective contract terms. The total construction costs for the 16 rigs are expected to be approximately $240.0 million, of which $48.6 million had been spent as at September 30, 2008. Three rigs are expected to be deployed in the fourth quarter of 2008, with the remainder to be delivered throughout 2009.

Service Rig Construction Program

In conjunction with the drilling rig construction program, Trinidad announced its intent to build six new well servicing rigs following a new rig design which provides improved pressure control, better safety features and lower operating costs. The new rigs will have depth capacities ranging from 2,400 to 3,500 metres. The capital cost of this construction program is anticipated to be approximately $18.0 million, of which $1.1 million had been spent as at September 30, 2008. One rig was delivered October 10, 2008 and two more are expected in the fourth quarter of 2008.

Bareboat Charters

As a part of the Axxis acquisition, Trinidad entered into an Assignment Agreement in which the contracts to operate three barge rigs (the "Bareboat Charters" or "Charter") were transferred to Trinidad. Under the Bareboat Charters, Trinidad is committed to operate the rigs on behalf of a third party. In turn, as the owners of the rigs, this third party is entitled to receive 25% of the net operating revenues (gross revenue minus $1,200 per day general and administrative cost) and 50% of the net margin earned under each charter. Under the original agreement any earnings in excess of this payment were to be retained as compensation for the operation of the barge rigs; however, as part of the purchase agreement Trinidad committed to pay the former owners of Axxis US$12.5 million per year for the next three consecutive years, of which one-third of the payment, or US$4.2 million, shall be attributable to each of the three Bareboat Charters.

This payment is contingent on the continued operation of the rigs and to the extent that the contract is terminated by the rigs' owner, no further payments will be required. This fixed payment was structured to represent the residual earnings in excess of the payment to the third party; hence Trinidad is exposed to minimal risk and rewards of the arrangement. In the instance that dayrates or expenses fluctuate from the original provisions in the Bareboat Charters, Trinidad is exposed to the residual gain or loss; however, it was determined the impact would not be significant in relation to the contracted amounts. Trinidad has disclosed all transactions pertaining to the Bareboat Charters on a net basis. Trinidad does not bear the significant risks and rewards of the arrangement nor does it absorb the associated credit risk or asset risk.

13. SEGMENTED INFORMATION

Since Trinidad announced its intention to expand operations into the US marketplace in 2005, its operations have been diversified from its primary geographical focus in western Canada to include various locations in the United States, such that a significant proportion of Trinidad's operations now occur in the US marketplace. The acquisitions of Cheyenne Drilling and Axxis, as well as Trinidad's rig construction programs have provided additional rigs of varying depths and capabilities for the US operations, which complemented the drilling fleet operating in the Canadian market and expanded Trinidad's overall drilling operations. Despite the similarities in the assets acquired, the increased management depth in the United States and the varying conditions between the Canadian and United States markets have resulted in management evaluating Trinidad's drilling performance on a geographically segmented basis. In addition, the acquisition of Mastco in 2006 further broadened the operations of Trinidad to include the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. The unique characteristics of this subsidiary, which are different from Trinidad's core drilling operations, have resulted in management's separate evaluation of its results. Transactions between the segments are recorded at cost and have been eliminated upon consolidation.

Three months ended September 30, 2008 *($ thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Revenue	82,680	92,661	44,791	(28,445)	**191,687**
Operating expense	52,100	53,350	41,589	(28,445)	**118,594**
Gross margin	30,580	39,311	3,202	-	**73,093**
Interest on long-term debt	2,461	2,341	8	-	**4,810**
Interest on convertible debentures	8,819	-	-	-	**8,819**
Depreciation	9,627	14,160	183	-	**23,970**
(Gain) loss on sale of assets	-	(3)	-	-	**(3)**
Income before corporate items	9,673	22,813	3,011	-	**35,497**
General and administrative					**11,557**
Stock-based compensation					**1,197**
Foreign exchange (gain) loss					**(6,835)**
Reorganization costs					**24**
Income taxes					**9,181**
Net earnings					**20,373**
Capital expenditures (including acquisitions and deposits)	27,658	52,441	923	-	**81,022**

Three months ended September 30, 2007 *($ thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Revenue	67,656	83,771	19,507	(8,751)	**162,183**
Operating expense	40,999	42,798	16,694	(8,751)	**91,740**
Gross margin	26,657	40,973	2,813	-	**70,443**
Interest on long-term debt	4,051	3,107	16	-	**7,174**
Interest on convertible debentures	8,302	-	-	-	**8,302**
Depreciation	8,074	11,946	170	-	**20,190**
(Gain) loss on sale of assets	35	(4)	-	-	**31**
Income before corporate items	6,195	25,924	2,627	-	**34,746**
General and administrative					**10,242**
Stock-based compensation					**508**
Foreign exchange (gain) loss					**5,394**
Reorganization costs					**-**
Income taxes					**3,559**
Net earnings					**15,043**
Capital expenditures (including acquisitions and deposits)	11,324	186,745	63	-	**198,132**

Nine months ended September 30, 2008 *($ thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Revenue	259,125	262,944	85,923	(55,475)	**552,517**
Operating expense	154,751	149,231	78,724	(55,475)	**327,231**
Gross margin	104,374	113,713	7,199	-	**225,286**
Interest on long-term debt	10,971	7,222	7	-	**18,200**
Interest on convertible debentures	26,158	-	-	-	**26,158**
Depreciation	27,320	40,634	517	-	**68,471**
(Gain) loss on sale of assets	(60)	(17)	(243)	-	**(320)**
Income before corporate items	39,985	65,874	6,918	-	**112,777**
General and administrative					**35,729**
Stock-based compensation					**1,499**
Foreign exchange (gain) loss					**(10,358)**
Reorganization costs					**2,713**
Income taxes					**22,768**
Net earnings					**60,426**
Capital expenditures (including acquisitions and deposits)	37,448	100,230	1,177	-	**138,855**

Nine months ended September 30, 2007 *($ thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Revenue	233,991	220,005	76,700	(46,808)	**483,888**
Operating expense	142,111	112,159	70,427	(46,808)	**277,889**
Gross margin	91,880	107,846	6,273	-	**205,999**
Interest on long-term debt	15,559	9,683	42	-	**25,284**
Interest on convertible debentures	8,302	-	-	-	**8,302**
Depreciation	22,068	30,730	481	-	**53,279**
(Gain) loss on sale of assets	212	26	-	-	**238**
Income before corporate items	45,739	67,407	5,750	-	**118,896**
General and administrative					**30,372**
Stock-based compensation					**1,954**
Foreign exchange (gain) loss					**12,283**
Reorganization costs					**-**
Income taxes					**12,660**
Net earnings					**61,627**
Capital expenditures (including acquisitions and deposits)	71,702	278,616	105	-	**350,423**

As at September 30, 2008 *($ thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Total assets	698,755	910,608	42,938	-	**1,652,301**
Goodwill	38,154	90,564	46,620	-	**175,338**
Future income tax asset (liability)	(5,552)	(57,762)	790	-	**(62,524)**

As at December 31, 2007 *($ thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Total assets	679,390	786,982	30,784	-	**1,497,156**
Goodwill	38,154	84,360	46,620	-	**169,134**
Future income tax asset (liability)	(3,525)	(35,324)	1,476	-	**(37,373)**

14. SUBSEQUENT EVENTS

Subsequent to quarter-end, Trinidad received the remaining balance owing of US$48.2 million in relation to the proceeds on the sale of its newly constructed barge drilling rig to an international third party. The sale was expected to be completed at the end of the third quarter of 2008; however, due to the customizations requested by the purchaser and testing, the sale did not close until October 10, 2008.

15. RELATED PARTY TRANSACTIONS

Effective August 18, 2008, Trinidad closed a $16.3 million acquisition of an oilfield equipment fabrication company at fair market value which was substantially held by one of Trinidad's executive officers.

16. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to current year's presentation. Such reclassification did not impact previously reported net earnings or retained earnings.

END